Exhibit 99.1

Brookfield Residential Properties Inc.

2012 | Q3

BRP:NYSE / TSX

September 30, 2012

Letter to Shareholders

Our performance remained very strong in the third quarter, building on the excellent results achieved throughout the year and positioning us well as we move into our key fourth quarter period. Given the nature and operating cycle of our business, our fourth quarter typically accounts for the highest proportion of the year’s income before income taxes. Based on current backlog, we expect fourth quarter 2012 results will be similar to the results achieved in the fourth quarter of 2011.

Markets

Our Canadian markets in Alberta and Ontario continue to perform well. We also remain very optimistic about longer-term growth prospects. According to the Conference Board of Canada’s most recent forecast, Metropolitan Outlook, Alberta, Edmonton and Calgary will lead the country in growth over the next four years. As the residential leader in each of these markets, Brookfield Residential is well positioned to capitalize on this growth going forward. While the amortization changes to the government insured loans have slowed down the Canadian housing market, there has not been a meaningful impact to our business as our strategy is focused on low rise product in geographic regions where there is significant in-migration and job creation. We are much better positioned than many of our competitors as we are not exposed to the high rise market and the “pricing bubble” that is currently impacting markets particularly in Toronto and Vancouver.

Analysts are also providing a more positive view of the US housing markets with housing inventories now reaching low levels and prices stabilizing. We have significant land holdings in key US markets and as house prices increase, we expect to see a substantial positive impact on underlying land values. Overall, the short and long-term prospects for our business remain excellent.

Operating Results

While our operating results continue to improve, third quarter activity during the summer months rarely translates fully into net operating income as it instead sets in place the transactions which allow the fourth quarter to assume its traditional place of being the best performing.

Property Transaction Highlights

During the quarter, we received Area Structure Plan approval for 1,400 acres of our North Stoney lands in Calgary. This significant accomplishment allows us to proceed with final Land Use and subdivision approvals with a view to commencing development in 2015. We also own another 400 acres adjacent to this which in total should allow over 13,000 lots.

On September 30th, we also acquired a key strategic asset in northwest Calgary. This 370 acre parcel of land is one of the last large land assemblies in the northwest, a quadrant that previously captured over 25% of the Calgary market until land constraints shrunk its market share. We currently estimate entitlements to take up to four years and development to commence in 2016.

Brookfield Residential Properties Inc.	1

Outlook

Based on our current visibility and backlog for the fourth quarter, we are predicting that we will meet or surpass our guidance targets outlined for 2012. Our fourth quarter income before tax this year should be similar to the income before tax in the fourth quarter of 2011. This would put income before tax for the fiscal year 2012 well ahead of the recurring income before tax of $80 million in 2011.

Alan Norris

President & Chief Executive Officer

November 6, 2012

Note: This letter to shareholders contains “forward-looking statements” within the meaning of Canadian securities laws and United States federal securities laws. Certain statements in this letter to shareholders that are not historical facts, including information concerning possible or assumed future results of operations of the company, expected fourth quarter income before tax, short and longer term prospects for our business, potential acquisition opportunities, timing of entitlements and development and expected number of lots at our North Stoney Lands and Northwest Calgary asset, guidance for 2012, expected strength of the Alberta housing market, anticipated improvements in the U.S. housing markets and impact on land values, the company’s 2012 outlook, and those statements preceded by, followed by, or that include the words “believe,” “projected,” “planned,” “anticipate,” “should,” “goals,” “expected,” “potential,” “estimate,” “targeted,” “scheduled” or similar expressions, constitute “forward-looking statements.” Undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: changes in general economic, real estate and other conditions; changes in interest rates; mortgage rate changes; availability of suitable undeveloped land at acceptable prices; adverse legislation or regulation; ability to obtain necessary permits and approvals for the development of our land; availability of labour or materials or increases in their costs; ability to develop and market our master-planned communities successfully; laws and regulations related to property development and to the environment that could lead to additional costs and delays; confidence levels of consumers; ability to raise capital on favourable terms; our debt and leverage; adverse weather conditions and natural disasters; relations with the residents of our communities; risks associated with increased insurance costs or unavailability of adequate coverage and ability to obtain surety bonds; competitive conditions in the homebuilding industry, including product and pricing pressures; ability to retain our executive officers; relationships with our affiliates; and additional risks and uncertainties referred to in our filings with the securities regulators in Canada and the United States, many of which are beyond our control. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. However, any further disclosures made on related subjects in subsequent reports should be consulted.

2	Q3/2012 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES PORTFOLIO

Our business is focused on land development and single family and multi-family homebuilding in the markets in which we operate. Our assets consist primarily of land and housing inventory and investments in unconsolidated entities. Our total assets as at September 30, 2012 were $2.8 billion.

As of September 30, 2012, we controlled 106,832 single family lots (serviced lots and future lot equivalents) and 205 multi-family, industrial and commercial serviced parcel acres. Controlled lots and acres include those we directly own and our share of those owned by unconsolidated entities. Our controlled lots and acres provide a strong foundation for our future lot and acre sales and homebuilding business as well as visibility on our future cash flow. The number of building lots and acre parcels we control in each of our primary markets as of September 30, 2012 follows:

	Single Family Housing & Land Under and Held for Development(1)								Multi-Family, Industrial & Commercial Parcels Under Development
			Unconsolidated				Status of Lots
	Land & Housing		Entities		Total Lots		30-Sept-12		Total Acres
	Owned	Options	Owned	Options	30-Sept-12	31-Dec-11	Entitled	Unentitled	30-Sept-12	31-Dec-11
Calgary	28,438	—	1,064	—	29,502	27,957	6,759	22,743	119	153
Edmonton	17,385	—	—	—	17,385	16,728	10,373	7,012	69	86
Toronto	9,760	—	—	—	9,760	9,369	987	8,773	7	8

Canada	55,583	—	1,064	—	56,647	54,054	18,119	38,528	195	247

Northern California	3,493	4,950	—	—	8,443	8,288	2,293	6,150	—	—
Los Angeles / Southland	801	—	1,505	1,842	4,148	4,216	1,608	2,540	—	—
San Diego / Riverside	8,430	—	8	—	8,438	8,999	5,638	2,800	—	—
Other	194	—	53	—	247	249	247	—	—	—

California	12,918	4,950	1,566	1,842	21,276	21,752	9,786	11,490	—	—

Denver	10,495	—	—	—	10,495	10,580	10,495	—	10	10
Austin	13,605	—	—	—	13,605	14,921	5,347	8,258	—	—
Washington, D.C. Area	2,737	1,066	1,006	—	4,809	5,085	4,562	247	—	—

Central and Eastern U.S.	26,837	1,066	1,006	—	28,909	30,586	20,404	8,505	10	10

Total	95,338	6,016	3,636	1,842	106,832	106,392	48,309	58,523	205	257

Entitled lots	45,369	1,066	1,411	463	48,309
Unentitled lots	49,969	4,950	2,225	1,379	58,523

Total September 30, 2012	95,338	6,016	3,636	1,842	106,832

Total December 31, 2011	94,831	6,016	3,703	1,842		106,392

(1)	Land held for development will include some multi-family, industrial and commercial parcels once entitled.

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BROOKFIELD RESIDENTIAL PROPERTIES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS, FINANCIAL STATEMENTS AND OTHER INFORMATION

	CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	5

PART 1	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS	6

	About this Management’s Discussion and Analysis	6

	Overview	6

	Results of Operations	8

	Quarterly Financial Data	18

	Liquidity and Capital Resources	19

	Critical Accounting Policies and Estimates	26

PART 2	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	29

PART 3	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	30

	Condensed Consolidated Balance Sheets – As at September 30, 2012 and December 31, 2011	30

	Condensed Consolidated Statements of Operations – Three and Nine Months Ended September 30, 2012 and 2011	31

	Condensed Consolidated Statements of Equity – Nine Months Ended September 30, 2012 and 2011	32

	Condensed Consolidated Statements of Cash Flows – Nine Months Ended September 30, 2012 and 2011	33

	Notes to the Condensed Consolidated Financial Statements	34

4	Q3/2012 Interim Report

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This interim report contains “forward-looking statements” within the meaning of applicable Canadian securities laws and United States federal securities laws. The words “may,” “believe,” “will,” “anticipate,” “expect,” “planned,” “estimate,” “project,” “future,” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Such statements reflect management’s current beliefs and are based on information currently available to management. The forward-looking statements in this interim report include, among others, statements with respect to:

•	the current business environment and outlook;

•	possible or assumed future results;

•	ability to create shareholder value;

•	business goals, strategy and growth plans;

•	strategies for shareholder value creation;

•	plans for the Seton development in Calgary, Alberta;

•	closings in the San Francisco Bay Area;

•	the stability of home prices;

•	effect of challenging conditions on us;

•	factors affecting our competitive position within the homebuilding industry;

•	ability to generate sufficient cash flow from our assets in 2012, 2013 and 2014 to repay maturing project specific financings;

•	the visibility of our future cash flow;

•	expected backlog and closings;

•	sufficiency of our access to capital resources;

•	the impact of foreign exchange on our financial performance;

•	the timing of the effect of interest rate changes on our cash flows; and

•	the effect of existing lawsuits on our business.

Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include, but are not limited to:

•	changes in general economic, real estate and other conditions;

•	changes in interest rates;

•	mortgage rate and availability changes;

•	availability of suitable undeveloped land and lots at acceptable prices and having sufficient liquidity to acquire all such properties;

•	adverse legislation or regulation;

•	ability to obtain necessary permits and approvals for the development of our land;

•	availability of labour or materials or increases in their costs;

•	ability to develop and market our master-planned communities successfully;

•	laws and regulations related to property development and to the environment that could lead to additional costs and delays;

•	ability to obtain regulatory approvals;

•	confidence levels of consumers;

•	ability to raise capital on favourable terms;

•	our debt and leverage;

•	adverse weather conditions and natural disasters;

•	relations with the residents of our communities;

•	risks associated with increased insurance costs or unavailability of adequate coverage;

•	ability to obtain surety bonds;

•	competitive conditions in the homebuilding industry, including product and pricing pressures;

•	ability to retain our executive officers;

•	relationships with our affiliates;

•	the seasonal nature of our business and its impact on quarterly operating results;

•	changes to foreign currency exchange rates; and

•

additional risks and uncertainties, many of which are beyond our control, referred to in this interim report and our other public filings with the applicable Canadian regulatory authorities and the United States Securities and Exchange Commission.

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Except as required by law, we undertake no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise. However, any further disclosures made on related subjects in subsequent reports should be consulted.

PART 1 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

ABOUT THIS MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis relates to the third quarter ended September 30, 2012, which reflects the three and nine month periods ended September 30, 2012, and has been prepared with an effective date of November 6, 2012. It should be read in conjunction with the quarterly consolidated financial statements and the related notes thereto included elsewhere in this interim report. All dollar amounts discussed herein are in U.S. dollars, unless otherwise stated. Amounts in Canadian dollars are identified as “C$.” The financial statements referenced herein have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Additional information, including the Company’s annual information form, can be found on our website at www.brookfieldrp.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

OVERVIEW

Brookfield Residential Properties Inc. (unless the context requires otherwise, references in this report to “we,” “our,” “us,” “the Company” and “Brookfield Residential” refer to Brookfield Residential Properties Inc. and the subsidiaries through which it conducts all of its land development and homebuilding operations) is a publicly traded North American land development and homebuilding company listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BRP.”

The Company became a public company on March 31, 2011, by combining the former business of Brookfield Homes Corporation (“Brookfield Homes”) and the residential land and housing division (“BPO Residential”) of Brookfield Office Properties Inc. (“Brookfield Office Properties”) into a single residential land and housing company, which was achieved through a merger and series of related transactions completed on March 31, 2011 (the “Transactions”). Pursuant to the merger and contribution agreement entered into by the Company, Brookfield Homes, Brookfield Office Properties and Brookfield Residential Acquisition Corp. on October 4, 2010 in respect of the Transactions: (a) Brookfield Residential Acquisition Corp., a direct wholly-owned subsidiary of the Company, merged with and into Brookfield Homes, with the result that Brookfield Homes became a wholly-owned subsidiary of the Company; and (b) Brookfield Office Properties and certain of its subsidiaries contributed to the Company equity interests in certain entities that, prior to the completion of the Transactions, owned all or substantially all of the assets of BPO Residential. Each outstanding share of Brookfield Homes’ common stock was converted into 0.764900530 of a share of the Company’s Common Shares (the “Common Shares”), and each outstanding share of Brookfield Homes’ 8% convertible preferred stock was converted into one share of the Company’s 8% Convertible Preferred Shares, Series A (“Preferred Shares”). In connection with the closing of the Transactions, the Company issued: (i) 51,500,000 Common Shares to Brookfield Office Properties, (ii) 8,685,066 Common Shares to holders of shares of Brookfield Homes’ common stock, and (iii) 70,002 Preferred Shares, to holders of Brookfield Homes’ 8% convertible preferred stock, which Preferred Shares are convertible into Common Shares in accordance with their terms, at an issue price of $25 per Preferred Share. In exchange for its contribution of BPO Residential, Brookfield Office Properties also received two promissory notes totalling C$480 million (US$494 million).

These Transactions took place between entities under common control and, as a result, were accounted for as a continuity of interest using the carried amounts of assets and liabilities of both BPO Residential and Brookfield Homes for comparative purposes. Through these predecessor entities, Brookfield Residential has been developing land and building homes for over 50 years.

We currently focus on the following markets: Canada, California and Central and Eastern United States. Our Canadian operations operate primarily in the Alberta and Ontario markets. The California operations include our operations in Northern California (San Francisco Bay Area and Sacramento) and Southern California (Los Angeles / Southland and San Diego / Riverside). The Central and Eastern United States operations include the Washington, D.C. Area, Colorado and Texas. We target these markets as we believe over the longer term they offer the following positive characteristics: strong housing demand, barriers to entry and close proximity to areas where we expect strong employment growth.

Principal Business Activities

Through the activities of our operating subsidiaries, we develop land for our own communities and sell lots to other homebuilders and third parties. We may also design, construct and market single family and multi-family homes in our own and others’ communities. In each of our markets, we operate through local business units which are involved in all phases of the planning and building of our master-planned communities, infill and mixed-use developments. These operations include sourcing and evaluating land acquisitions, site planning, obtaining entitlements, developing the land, product design, constructing, marketing and selling homes and homebuyer customer service. These business units may also sell land for the construction of, or construct, commercial shopping centres in our communities.

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Brookfield Residential has developed a reputation for delivering first-class master-planned communities and infill developments. Master-planned communities are new home communities that typically feature community centres, parks, recreational areas, schools, commercial areas and other amenities. In an infill development, Brookfield Residential develops land and constructs homes in previously urbanized areas on underutilized land.

Land Acquisition and Development

The residential land development and homebuilding industry involves converting raw or undeveloped land into residential housing. This process begins with the purchase or control of raw land and is followed by the entitlement and development of the land, and the marketing and sale of homes constructed on the land.

Our unique approach to land development begins with our disciplined approach to acquiring land in the path of growth in dynamic and resilient markets in North America that have barriers to entry caused by infrastructure or entitlement processes. We create value through the planning and entitlement process, developing and marketing residential lots and commercial sites and working with industry partners who share the same vision and values. We plan to continue to grow this business over time by selectively acquiring land that either enhances our existing inventory or provides attractive projects that are consistent with our overall strategy and management expertise.

Where market conditions permit, we prefer to purchase larger tracts of land with equity and then finance the development costs. These larger tracts afford us a true “master-planned” development opportunity that, following entitlement and assuming market conditions allow, creates a multi-year stream of cash flow. Master-planning is a long-term view of how each piece of land should be developed with a vision of how our customers live in each of our communities. One of our master-planned communities, McKenzie Towne in Calgary, Alberta, is the pioneer of new urbanism in Canada. It garnered international recognition after being named one of the top 26 master-planned communities in the world by the Urban Land Institute.

Mixed-use development is also a focus of the Company. We have been developing commercial properties within our master-planned communities for decades. Developing a mixed-use community provides a place where people can not only live, but work and play as well. Seton, in Calgary, Alberta, is a prime example of adding value to a master plan through appropriate mixed-use planning and building on our own land. This 365-acre mixed-use development is one of the largest opportunities of its kind in North America. It sits in the centre of the fastest growing sector in Calgary accommodating a future trade area of over 100,000 people. Our vision began years ago but came to fruition when construction began on the $1.4 billion, 70-acre South Health Campus. Seton’s development plan includes 2.5 million square feet of office and retail space, light rail transit, a regional park, a public library, high school, regional recreation facility, hotel and 1,300 multi-family residences. Brookfield Residential is currently developing four residential master-planned communities in proximity to Seton. With the anticipated completion of the South Health Campus, investment activity in Seton and buying interest in our master-planned communities have rapidly gained momentum.

We may also purchase smaller infill or re-use parcels, or in some cases finished lots for housing. As a city grows and intensifies, so do its development opportunities. Inner city revitalization opportunities contribute to the strategic expansion of our business. We develop and construct homes in previously urbanized areas on underutilized land. Urban developments provide quick turnarounds from acquisition to completion, create new revenue streams, and infuse new ideas and energy into the Company.

Home Construction

We may construct homes on lots that have been developed by us or that are purchased from others. Having a homebuilding operation allows us the opportunity to extract value from the land and provides us with market knowledge through our direct contact with the homebuyers. In markets where the Company has significant land holdings, homebuilding is carried out on a portion of the land in specific market segments and the balance of lots are sold to and built on by third party builders. In these markets, we generally build homes on 15% to 20% of our own land, with the remaining lots sold to third-party builders.

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RESULTS OF OPERATIONS

Key financial results and operating data for the three and nine months ended September 30, 2012 compared to the three and nine months ended September 30, 2011 were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(millions, except unit activity, average selling price and per share amounts)	2012	2011	2012	2011
Key Financial Results
Land revenue – total	$62	$116	$215	$359
Land revenue – normalized	62	73	215	206
Land revenue – non-recurring	—	43	—	153
Housing revenue	183	112	410	285
Gross margin(1) – total ($)	69	70	181	180
Gross margin – normalized ($)	69	53	181	122
Gross margin – non-recurring ($)	—	17	—	58
Gross margin – total (%)	28%	31%	29%	28%
Gross margin – normalized (%)	28%	29%	29%	25%
Gross margin – non-recurring (%)	—	40%	—	38%
Income before income taxes	25	29	64	81
Income tax expense	(11)	(10)	(27)	(101)
Net income / (loss) attributable to Brookfield Residential	15	19	37	(19)
Basic income / (loss) per share	$0.15	$0.19	$0.37	$(0.19)
Diluted income / (loss) per share	$0.15	$0.19	$0.37	$(0.19)

Key Operating Data
Lot closings – normalized (single family units)	386	413	1,123	1,136
Lot closings – non-recurring (single family units)	—	237	—	842
Acres closings (multi-family, industrial and commercial parcels)	2	15	25	24
Average lot selling price – normalized (single family units)	$156,000	$162,000	$151,000	$174,000
Average lot selling price – non-recurring (single family units)	$—	$166,000	$—	$166,000
Average per acre selling price (multi-family, industrial and commercial parcel sales)	$778,000	$633,000	$1,092,000	$843,000
Home closings for Brookfield Residential (units)	477	307	1,083	767
Home closings for unconsolidated entities (units)	13	10	44	15
Average home selling price (per unit)	$384,000	$366,000	$379,000	$371,000
Average home selling price for unconsolidated entities (per unit)	$224,000	$373,000	$209,000	$365,000
Net new home orders for Brookfield Residential (units)	461	389	1,533	1,226
Net new home orders for unconsolidated entities (units)	21	19	58	39
Backlog for Brookfield Residential (units at end of period)	1,095	813	1,095	813
Backlog for unconsolidated entities (units at end of period)	28	14	28	14

(1)	Gross margin is a non-GAAP financial measure and has been presented because we find it useful in evaluating our performance and believe that it helps readers of our financial statements compare our operations with those of our competitors. See the Non-GAAP Financial Measures section.

8	Q3/2012 Interim Report

Segmented Information

We operate in three operating segments within North America: Canada, California and Central and Eastern U.S. Each of the Company’s segments specializes in lot entitlement and development and the construction of single family and multi-family homes. The Company evaluates performance and allocates capital based primarily on return on assets together with a number of other risk factors. The following table summarizes information relating to revenues, gross margin and assets by operating segment for the three and nine months ended September 30, 2012 and 2011.

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity and average selling price)	2012	2011	2012	2011
Land revenue
Canada – normalized	$55	$68	$183	$151
Canada – non-recurring	—	43	—	153
California	—	—	18	43
Central and Eastern U.S	7	5	14	12

Total	$62	$116	$215	$359

Housing revenue
Canada	$121	$75	$273	$173
California	30	28	66	82
Central and Eastern U.S	32	9	71	30

Total	$183	$112	$410	$285

Gross margin
Canada – normalized	$61	$51	$161	$115
Canada – non-recurring	—	17	—	58
California	3	2	12	5
Central and Eastern U.S	5	—	8	2

Total	$69	$70	$181	$180

Lot closings (single family lots)
Canada – normalized	314	379	928	873
Canada – non-recurring	—	237	—	842
California	—	—	—	158
Central and Eastern U.S	72	34	195	105

Total	386	650	1,123	1,978

Acre sales (multi-family, industrial and commercial parcels)
Canada – normalized	2	9	25	9
Canada – non-recurring	—	6	—	15
California	—	—	—	—
Central and Eastern U.S	—	—	—	—

Total	2	15	25	24

Acre sales (raw and partially finished parcels)
Canada	—	—	—	41
California	—	—	438	—
Central and Eastern U.S	—	—	—	—

Total	—	—	438	41

Average lot selling price (single family lots)
Canada – normalized	$169,000	$162,000	$167,000	$164,000
Canada – non-recurring	—	166,000	—	166,000
California	—	—	—	272,000
Central and Eastern U.S	93,000	150,000	70,000	112,000

Average	$156,000	$163,000	$151,000	$171,000

Average per acre selling price (multi-family, industrial and commercial parcels)
Canada – normalized	$778,000	$525,000	$1,092,000	$666,000
Canada – non-recurring	—	795,000	—	950,000
California	—	—	—	—
Central and Eastern U.S	—	—	—	—

Average	$778,000	$633,000	$1,092,000	$843,000

Brookfield Residential Properties Inc.	9

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity and average selling price)	2012	2011	2012	2011
Average per acre selling price (raw and partially finished parcels)
Canada	$—	$—	$—	$28,000
California	—	—	41,000	—
Central and Eastern U.S	—	—	—	—

Average	$—	$—	$41,000	$28,000

Active Land Communities
Canada			11	11
California			2	2
Central and Eastern U.S			8	8

			21	21
Unconsolidated Entities			1	1

Total			22	22

Home closings (units)
Canada	352	230	791	536
California	58	61	133	161
Central and Eastern U.S	67	16	159	70

Total	477	307	1,083	767

Average home selling price
Canada	$344,000	$328,000	$345,000	$323,000
California	512,000	456,000	498,000	508,000
Central and Eastern U.S	486,000	577,000	446,000	424,000

Average	$384,000	$366,000	$379,000	$371,000

Active Housing Communities
Canada			14	15
California			11	8
Central and Eastern U.S			9	8

			34	31
Unconsolidated Entities			2	3

Total			36	34

	As at
	September 30 2012	December 31 2011
Total Assets
Canada	$1,297	$1,172
California	772	692
Central and Eastern U.S	719	712
Corporate and other	21	3

Total	$2,809	$2,579

For more detailed financial information with respect to our revenues, earnings and assets, please refer to the accompanying consolidated financial statements and related notes included elsewhere in this interim report.

10	Q3/2012 Interim Report

Three and Nine Months Ended September 30, 2012 Compared with Three and Nine Months Ended September 30, 2011

Net Income

Net income for the three and nine months ended September 30, 2012 was $15 million and $37 million, respectively, compared to net income of $19 million and a net loss of $19 million for the same periods in 2011. The three and nine months ended September 30, 2011 included $12 million and $43 million, respectively, of non-recurring after-tax income as a result of a change in business practice with regard to lot sales. In addition, the first quarter of 2011 included a one-time valuation allowance taken on the Company’s U.S. deferred tax asset of $71 million that was not included in the comparable period in 2012. Taking these items into account, the following table shows net income on a normalized basis for the three and nine months ended September 30, 2012:

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except per share amounts)	2012	2011	2012	2011
Net income	$15	$19	$37	$(19)
Non-recurring land income	—	(17)	—	(58)
Tax impact on non-recurring land income	—	5	—	15
One-time valuation allowance	—	—	—	71

Normalized net income	$15	$7	$37	$9

Prior to January 1, 2011, the Company’s business practice in Alberta was to not transfer title on its lots sold to the homebuilder who built the home and ultimately sold the home to the consumer, but to wait and transfer title of the lot to the ultimate homebuyer at the time of the home closing. This meant that revenue was not recognized by the Company until the closing of the home. The previous practice explained above only occurred in Alberta, Canada and was the convention only within that Province. As of January 1, 2011, the Company changed its business practice to transfer title to the homebuilder and to recognize revenue at that time. As a result of the change in business practice, 2011 revenue was higher when compared to previous and future periods. This was the result of the revenue being recognized in 2011 from lot closings sold in 2010 but title not being transferred until the ultimate homebuyer in 2011 (previous business practice) and lots sold in 2011 with title transferred to the homebuilder.

Considering this change in business practice, the increase of $8 million in normalized net income for the three months ended September 30, 2012 is attributed to a $16 million increase in gross margin from higher home closings and a $2 million increase in other income, which was partially offset by higher selling, general and administration costs of $5 million and higher income tax expense of $5 million. The increase of $28 million in normalized net income for the nine months ended September 30, 2012 is attributable to a $59 million increase in gross margin, due primarily to increased home and normalized lot sales, and an increase in other income of $2 million, which was offset by an increase in selling, general and administration expense of $15 million, an increase in interest expense of $5 million and higher income tax expense of $13 million.

A breakdown of the revenue, direct cost of sales and gross margin for the three and nine months ended September 30, 2012 and 2011 is as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions)	2012	2011	2012	2011
Revenue
Land	$62	$116	$215	$359
Housing	183	112	410	285

	$245	$228	$625	$644

Gross Margin ($)
Land	$37	$53	$111	$139
Housing	32	17	70	41

	$69	$70	$181	$180

Gross Margin (%)
Land	60%	46%	52%	39%
Housing	17%	15%	17%	14%

	28%	31%	29%	28%

Brookfield Residential Properties Inc.	11

Results of Operations – Land

Land revenue totalled $62 million and $215 million for the three and nine months ended September 30, 2012, a decrease of $54 million and $144 million, respectively, when compared to the same periods in 2011. A significant portion of the decrease in land revenue for the three and nine months ended September 30, 2012 is due to the change in business practice in Alberta, which resulted in a one-time increase in revenue of $43 million and $153 million, respectively. Taking the non-recurring change in business practice into account, land revenue decreased by $11 million for the three months ended September 30, 2012 and increased by $9 million for the nine months ended September 30, 2012, when compared to the same periods in 2011. Revenues are typically affected by product mix and local market conditions, which have an impact on the selling cost. For the three months ended September 30, 2012, the decrease in normalized land revenue is mainly the result of 27 fewer normalized lot closings and 13 fewer multi-family, industrial and commercial parcel sales. The increase for the nine month period ended September 30, 2012, is mainly the result of a commercial parcel sale in Alberta and a parcel sale of raw land in California that occurred in the second quarter of 2012.

A breakdown of our results from land operations for the three and nine months ended September 30, 2012 and 2011 is as follows:

Consolidated

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity and average selling price)	2012	2011	2012	2011
Lot closings – normalized (single family units)	386	413	1,123	1,136
Lot closings – non-recurring (single family units)	—	237	—	842
Acre sales (multi-family, industrial and commercial parcels)	2	15	25	24
Acre sales (raw and partially finished parcels)	—	—	438	41
Revenue – normalized	$62	$73	$215	$206
Revenue – non-recurring	$—	$43	$—	$153
Gross margin – normalized	$37	$36	$111	$81
Gross margin – non-recurring	$—	$17	$—	$58
Average lot selling price – normalized (single family units)	$156,000	$162,000	$151,000	$174,000
Average lot selling price – non-recurring (single family units)	$—	$166,000	$—	$166,000
Average per acre selling price (multi-family, industrial and commercial parcels)	$778,000	$633,000	$1,092,000	$843,000
Average per acre selling price (raw and partially finished parcels)	$—	$—	$41,000	$28,000

A breakdown of our results from land operations for our three operating segments is as follows:

Canada

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity and average selling price)	2012	2011	2012	2011
Lot closings – normalized (single family units)	314	379	928	873
Lot closings – non-recurring (single family)	—	237	—	842
Acre sales – normalized (multi-family, industrial and commercial parcels)	2	9	25	9
Acre sales – non-recurring (multi-family, industrial and commercial parcels)	—	6	—	15
Acre sales (raw and partially finished parcels)	—	—	—	41
Revenue – normalized	$55	$68	$183	$151
Revenue – non-recurring	$—	$43	$—	$153
Gross margin – normalized	$37	$37	$109	$86
Gross margin – non-recurring	$—	$17	$—	$58
Average lot selling price – normalized (single family units)	$169,000	$162,000	$167,000	$164,000
Average lot selling price – non-recurring (single family units)	$—	$166,000	$—	$166,000
Average per acre selling price (multi-family, industrial and commercial parcels).	$778,000	$633,000	$1,092,000	$843,000
Average per acre selling price (raw and partially finished parcels)	$—	$—	$—	$28,000

12	Q3/2012 Interim Report

The strength of our Canadian segment continued into the third quarter of 2012. Although total lot closings decreased by 302 lots and 787 lots for the three and nine months ended September 30, 2012, when compared to the same periods in 2011, this included the non-recurring timing difference resulting from the change in business practice in Alberta. The change in business practice resulted in a one-time increase in lot closings of 237 and 842 lots or revenue of $43 million and $153 million for the three and nine months ended September 30, 2011, respectively. Taking this into consideration and normalizing for this one-time increase, single family lot closings decreased by 65 lots, acre sales from multi-family, industrial and commercial parcels decreased by 7 acres and revenue decreased by $13 million for the three months ended September 30, 2012 when compared to the same period in 2011. The decrease in lot closings, acre closings and revenue for the three months ended September 30, 2012, is mainly the result of product mix of single family and acre parcels and from the timing of land sales. Lots closings, multi-family, industrial and commercial acre parcel sales and revenue for the nine months ended September 30, 2012 increased by 55 lots, 16 acres and $32 million when compared to the same period in 2011. The increase in revenue is mainly the result of increased activity in single family lot sales in Alberta. In addition, the 12 acre commercial parcel sale in Alberta that closed in the second quarter of 2012 brought up the average acre selling price. The decrease in raw and partially finished acre sales is the result of no parcel sales in 2012.

For the three and nine months ended September 30, 2012, gross margin decreased by $17 million and $35 million, respectively, when compared to the same periods in 2011. This included the non-recurring timing difference from the change in business practice in Alberta, which resulted in a one-time increase in gross margin of $17 million and $58 million for the three and nine months ended September 30, 2011, respectively. Taking this into consideration, gross margin for the three months ended September 30, 2012, remained the same despite a decrease in lot closings and acre sales as the lots and acres that were sold during the three months ended September 30, 2012 had higher average selling prices compared to the same periods in 2011. Gross margin increased $23 million for the nine months ended September 30, 2012, as a result of increased single family lot sales and an increased gross margin on multi-family, industrial and commercial parcel sales that had a 30% higher average selling price compared to the same period in 2011.

California

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity and average selling price)	2012	2011	2012	2011
Lot closings (single family units)	—	—	—	158
Acre sales (raw and partially finished parcels)	—	—	438	—
Revenue	$—	$—	$18	$43
Gross margin	$—	$—	$5	$(3)
Average lot selling price (single family units)	$—	$—	$—	$272,000
Average per acre selling price (raw and partially finished parcels)	$—	$—	$41,000	$—

The decrease in lot sales from the prior year is the result of nil bulk lot sales in 2012 compared to a finished lot sale of 158 lots in 2011 for proceeds of $43 million. In the second quarter of 2012, we sold a 438 acre raw and partially finished parcel for proceeds of $18 million. Gross margin of $5 million was received from the raw and partially finished parcel sale in 2012 compared to a gross loss of $3 million for the single family bulk lot sale in 2011.

Central and Eastern U.S.

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity and average selling price)	2012	2011	2012	2011
Lot closings (single family units)	72	34	195	105
Revenue	$7	$5	$14	$12
Negative gross margin	$—	$(1)	$(3)	$(2)
Average lot selling price (single family units)	$93,000	$150,000	$70,000	$112,000

The Central and Eastern U.S. segment continues to show signs of increased activity with an increase of 38 and 90 lot closings for the three and nine months ended September 30, 2012, respectively, when compared to the same periods in 2011. Revenue increased by $2 million and $2 million for both the three and nine month periods ended September 30, 2012, respectively, mainly due to the increase in lot sales. However, the 38% decrease in the average selling price for both the three and nine months ended September 30, 2012, when compared to the same periods in 2011, resulted in gross margin of $nil and a negative gross margin of $3 million for the same periods, respectively.

Brookfield Residential Properties Inc.	13

Results of Operations – Housing

Housing revenue was $183 million and $410 million for the three and nine months ended September 30, 2012, compared to $112 million and $285 million, respectively, for the same periods in 2011. This increase was the result of 170 and 316 additional home closings for the three and nine months ended September 30, 2012, respectively, primarily in the Canada and Central and Eastern U.S. operating segments. For the three months ended September 30, 2012, gross margin increased $15 million, as a result of increased activity and product mix where the average home selling price increased 5% when compared to the same period in 2011. For the nine months ended September 30, 2012, gross margin increased by $29 million as a result of a 41% increase in home closings when compared to the same period in 2011.

A breakdown of our results from housing operations for the three and nine months ended September 30, 2012 and 2011 is as follows:

Consolidated

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity and average selling price)	2012	2011	2012	2011
Home closings	477	307	1,083	767
Revenue	$183	$112	$410	$285
Gross margin	$32	$17	$70	$41
Average home selling price	$384,000	$366,000	$379,000	$371,000

A breakdown of our results from housing operations for our three operating segments is as follows:

Canada

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity and average selling price)	2012	2011	2012	2011
Home closings	352	230	791	536
Revenue	$121	$75	$273	$173
Gross margin	$24	$14	$52	$28
Average home selling price	$344,000	$328,000	$345,000	$323,000

The housing market in our Canadian segment continued to be strong with increased closings in both Alberta and Ontario. Housing revenue for the three and nine months ended September 30, 2012 increased $46 million and $100 million, respectively, when compared to the same periods in 2011. This resulted from an increase of 122 and 255 home closings in the three and nine months ended September 30, 2012 compared to the same periods in 2011, combined with a 5% and 7% increase in the average home selling price, respectively, for each of the same periods. The increase in the average home selling price is attributable to product mix, particularly due to increased closings in Ontario where our homes have a higher average selling price when compared to Alberta.

As a result of increased activity and average home selling price, gross margin increased $10 million and $24 million for the three and nine months ended September 30, 2012 when compared to the same period in 2011.

California

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity and average selling price)	2012	2011	2012	2011
Home closings	58	61	133	161
Revenue	$30	$28	$66	$82
Gross margin	$3	$2	$6	$8
Average home selling price	$512,000	$456,000	$498,000	$508,000

Housing revenue was $30 million and $66 million for the three and nine months ended September 30, 2012, an increase of $2 million and a decrease of $16 million, respectively, when compared to the same periods in 2011. Generally, fewer home closings for the three and nine months ended September 30, 2012 resulted from a reduced backlog entering 2012. Despite three less home closings for the three months ended September 30, 2012 compared to the same period in 2011, revenue and gross margin increased by $1 million and $2 million, respectively, due to product mix where the average selling price increased by 12%. For the nine months ended September 30, 2012, revenue and gross margin decreased by $16 million and $2 million, respectively, due to decreased home closings of 28 units combined with the decrease in average selling price of 2%. During the first three quarters of 2012, there was no contribution from the San Francisco Bay Area due to the timing of community openings when compared to the same periods in 2011. With the majority of the Company’s acquisitions for this market made in 2011, it is expected that the closings for the San Francisco Bay Area will occur in the last quarter of 2012.

14	Q3/2012 Interim Report

Central and Eastern U.S.

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity and average selling price)	2012	2011	2012	2011
Home closings	67	16	159	70
Revenue	$32	$9	$71	$30
Gross margin	$5	$1	$12	$5
Average home selling price	$486,000	$577,000	$446,000	$424,000

The Central and Eastern U.S. segment continues to show signs of increased activity, particularly in the Washington, D.C. market, which had increased home closings, revenue and gross margin. Housing revenue increased $23 million and $41 million for the three and nine months ended September 30, 2012, respectively, when compared to the same periods in 2011. The increase in revenue is attributable to 51 and 89 additional home closings, respectively, for the three and nine months ended September 30, 2012 compared to the same periods in 2011. For the three months ended September 30, 2012, gross margin was $5 million compared to $1 million for the same period in 2011. The increase of $4 million is a result of increased home closings partially offset by product mix where the average home selling price decreased by 16%. For the nine months ended September 30, 2012, gross margin increased by $7 million as a result of a 127% increase in home closings combined with an increase in average home selling price of $22,000 per home when compared to the same period in 2011.

Home Sales – Incentives

We grant our homebuyers sales incentives from time-to-time in order to promote sales of our homes. These incentives will vary by type of incentive and by amount on a community-by-community and home-by-home basis. Incentives that impact the value of the home or the sales price paid, such as additional options, are reflected as a reduction to sales revenue. Incentives that we pay to an outside party, such as paying some or all of a homebuyer’s closing costs, are recorded as cost of sales. Incentives are recognized at the time the home is delivered to the homebuyer and we receive the sales proceeds.

Our incentives on homes closed by reportable segment for the three and nine months ended September 30, 2012 and 2011 were as follows:

	Three Months Ended September 30
	2012		2011
(US$ millions, except percentages)	Incentives Recognized	% of Gross Revenues	Incentives Recognized	% of Gross Revenues
Canada	$3	2%	$3	4%
California	1	3%	1	3%
Central and Eastern U.S.	3	8%	1	10%

	$7	4%	$5	4%

	Nine Months Ended September 30
	2012		2011
(US$ millions, except percentages)	Incentives Recognized	% of Gross Revenues	Incentives Recognized	% of Gross Revenues
Canada	$8	3%	$7	4%
California	2	3%	5	6%
Central and Eastern U.S.	6	8%	4	12%

	$16	4%	$16	5%

Home Sales – Net New Home Orders

Net new home orders for the three and nine months ended September 30, 2012 totalled 461 and 1,533 units, an increase of 72 and 307 units or 19% and 25%, respectively, when compared to the same periods in 2011. Net new home orders for any period represent the aggregate of all homes ordered by customers, net of cancellations. The increase is a result of continued strong market performance in Canada and increased activity in our U.S. markets, particularly in the Central and Eastern U.S. segment. Average monthly sales per community by reportable segment for the three and nine months ended September 30, 2012 were: Canada – 7 and 8 units (2011 – 7 and 7 units); California – 4 and 3 units (2011 – 1 and 2 units); and Central and Eastern U.S. – 2 and 3 units (2011 – 2 and 2 units). We were selling from 36 active housing communities at September 30, 2012 compared to 34 at September 30, 2011. The net new home orders for the three and nine months ended September 30, 2012 and 2011 by reportable segment were as follows:

Brookfield Residential Properties Inc.	15

	Three Months Ended September 30		Nine Months Ended September 30
(Units)	2012	2011	2012	2011
Canada	273	311	1,051	928
California	133	34	269	173
Central and Eastern U.S.	55	44	213	125

	461	389	1,533	1,226

The cancellation rates for the three and nine months ended September 30, 2012 and 2011 by reportable segment were as follows:

	Three Months Ended September 30
	2012		2011
(Units, except percentages)	Units	% of Gross Revenues	Units	% of Gross Revenues
Canada	2	1%	1	<1%
California	30	18%	17	33%
Central and Eastern U.S	18	25%	10	19%

	50	10%	28	7%

	Nine Months Ended September 30
	2012		2011
(Units, except percentages)	Units	% of Gross Revenues	Units	% of Gross Revenues
Canada	3	<1%	4	<1%
California	42	14%	38	18%
Central and Eastern U.S	52	20%	32	20%

	97	6%	74	6%

Home Sales – Backlog

Our backlog, which represents the number of new homes subject to sales contracts, at September 30, 2012 and 2011 by reportable segment, was as follows:

	As at September 30
	2012		2011
(US$ millions, except unit activity)	Units	$	Units	$
Canada	814	$320	681	$260
California	160	97	41	16
Central and Eastern U.S	121	59	91	44

	1,095	$476	813	$320

We expect all 1,095 units of our backlog to close in 2012 or 2013, subject to future cancellations. The units and value of our backlog at September 30, 2012 is higher when compared to the prior period due to stronger net new home orders in 2012. Canada continues to show strong growth with an increase in backlog, primarily due to a significant backlog entering into 2012, and an increase in net new home orders for the nine months ended September 30, 2012. The Canadian market has been very active with its backlog units up 20% year-over-year. The Central and Eastern U.S. segment’s increase of 30 units at September 30, 2012 was mainly due to increased activity, primarily in the Washington, D.C. market with net new home orders for the first nine months of 2012 exceeding their backlog at September 30, 2012.

Equity in Earnings from Unconsolidated Entities

Equity in earnings from unconsolidated entities for the three and nine months ended September 30, 2012 totalled $1 million and $3 million, compared to nil and $4 million, respectively, for the same periods in 2011. The increase of $1 million and decrease of $1 million were primarily due to an increase in home closings, partially offset by a decrease in the average selling price and a decrease in lot closings for the three and nine months ended September 30, 2012 compared to the same periods in 2011. A summary of our share of the operations from unconsolidated entities is as follows:

16	Q3/2012 Interim Report

	Three Months Ended September 30		Nine Months Ended September 30
(Units, except average selling price)	2012	2011	2012	2011
Lot closings	—	—	—	179
Average lot selling price	$—	$—	$—	$63,000
Home closings	13	10	44	15
Average home selling price	$224,000	$373,000	$209,000	$365,000
Net new home orders	21	19	58	39
Backlog	28	14	28	14

Selling, General and Administrative Expense

The components of the selling, general and administrative expense for the three and nine months ended September 30, 2012 and 2011 are summarized as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions)	2012	2011	2012	2011
General and administrative expense	$17	$15	$53	$51
Sales and marketing expense	12	8	27	22
Share-based compensation	5	1	13	(5)
Change in fair value of equity swap contracts	(2)	3	(5)	4

	$32	$27	$88	$72

The selling, general and administrative expense was $32 million and $88 million for the three and nine months ended September 30, 2012. Sales and marketing expense for the three and nine months ended September 30, 2012 increased $4 million and $5 million, respectively, as a result of increased activity in both Canada and the U.S. when compared to the same periods in 2011. Share-based compensation expense for the three and nine months ended September 30, 2012 increased $4 million and $18 million, respectively, as a result of an increase in the liability related to share-based compensation plans compared to the same periods in 2011. This was partially offset by a positive gain on the fair value adjustments of $5 million and $9 million, respectively, for the same periods due to the equity swap contract related to the deferred share unit plan.

Other Expense / (Income)

Other expense / (income) for the three and nine months ended September 30, 2012 decreased $1 million and $2 million, respectively, when compared to the same periods in 2011. The decrease is primarily a result of a fair value change in the interest rate swap contracts for the three and nine months ended September 30, 2012 compared to the same periods in 2011.

The components of other income for the three and nine months ended September 30, 2012 and 2011 are summarized as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions)	2012	2011	2012	2011
Change in fair value of interest rate swap contracts	$1	$4	$2	$6
Other	—	(2)	(2)	(4)

	$1	$2	$—	$2

Income Tax Expense

Income tax expense for the three and nine months ended September 30, 2012 was $11 million and $27 million, respectively, an increase of $1 million and a decrease of $74 million, respectively, when compared to the same periods in 2011. A one-time recognition of a valuation allowance on the deferred tax assets attributable to the U.S. operating loss carryforwards from the prior period resulted in a non-recurring deferred tax expense of $71 million in the first quarter of 2011. The increase in expense for the three months ended September 30, 2012 is the result of increased income in 2012 when compared to the same period in 2011.

Foreign Exchange Translation

The U.S. dollar is the functional and presentation currency of the Company. Each of the Company’s subsidiaries, affiliates and jointly controlled entities determines its own functional currency and items included in the financial statements of each subsidiary and affiliate are measured using that functional currency. The Company’s Canadian operations are self-sustaining. The financial statements of its self-sustaining Canadian operations are translated into U.S. dollars using the current rate method.

Brookfield Residential Properties Inc.	17

Assets and liabilities of subsidiaries or equity accounted investees having a functional currency other than the U.S. dollar are translated at the rate of exchange on the balance sheet date. Revenues and expenses are translated at average rates for the period, unless exchange rates fluctuated significantly during the period, in which case the exchange rates at the dates of the transaction are used. The resulting foreign currency translation adjustments are recognized in other comprehensive income (“OCI”).

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the balance sheet date. Gains and losses on translation of monetary items are recognized in the income statement as other (expense) / income, except for those related to monetary liabilities qualifying as hedges of the Company’s investment in foreign operations or certain intercompany loans to or from a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future, which are included in OCI.

The financial results of our Canadian operations are translated into U.S. dollars for financial reporting purposes. Foreign currency translation gains and losses are recorded as the exchange rate between the two currencies fluctuates. These gains and losses are included in OCI and accumulated OCI. The translation of our Canadian results yielded gains of $6 million and $6 million for the three and nine months ended September 30, 2012 compared to losses of $4 million and $10 million in the same periods of 2011.

QUARTERLY FINANCIAL DATA

	2012			2011				2010
(US$ millions, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$244.9	$248.3	$132.1	$364.5	$227.9	$235.5	$180.1	$299.5
Direct cost of sales	(175.9)	(175.1)	(93.4)	(276.7)	(157.8)	(180.7)	(124.8)	(227.5)

	69.0	73.2	38.7	87.8	70.1	54.8	55.3	72.0

Selling, general and administrative expense	(32.2)	(29.4)	(26.1)	(28.7)	(26.7)	(19.2)	(26.4)	(26.8)
Interest expense	(10.6)	(10.3)	(10.2)	(11.6)	(11.3)	(10.9)	(3.3)	—
Other (expense) / income	(0.9)	0.8	1.5	1.5	(3.1)	1.5	0.3	14.3

Income before income taxes	25.3	34.3	3.9	49.0	29.0	26.2	25.9	59.5
Income tax expense	(10.8)	(12.8)	(3.7)	(24.0)	(10.3)	(7.4)	(83.7)	(18.7)

Net income / (loss)	14.5	21.5	0.2	25.0	18.7	18.8	(57.8)	40.8

Net loss attributable to non-controlling interest and other interest in consolidated subsidiaries	0.4	0.3	0.4	0.8	0.5	0.4	0.8	0.2

Net income / (loss) attributable to Brookfield Residential	$14.9	$21.8	$0.6	$25.8	$19.2	$19.2	$(57.0)	$41.0

Foreign currency translation	6.2	(3.0)	3.1	1.5	(4.0)	0.3	13.4	18.2

Comprehensive income / (loss)	$21.1	$18.8	$3.7	$27.3	$15.2	$19.5	$(43.6)	$59.2

Earnings / (loss) per common share attributable to Brookfield Residential
Basic	$0.15	$0.22	$0.01	$0.25	$0.19	$0.19	$(0.56)	$0.36
Diluted	$0.15	$0.22	$0.01	$0.25	$0.19	$0.19	$(0.56)	$0.35

We have historically experienced variability in our results of operations from quarter to quarter due to the seasonal nature of the homebuilding business and the timing of new community openings and the closing out of projects. We typically experience the highest rate of orders for new homes and lots in the first nine months of the calendar year, although the rate of orders for new homes is highly dependent upon the number of active communities. As new home deliveries trail orders for new homes by several months, we typically deliver a greater percentage of new homes in the second half of the year compared with the first half of the year. As a result, our revenues from sales of homes are generally higher in the second half of the year.

18	Q3/2012 Interim Report

LIQUIDITY AND CAPITAL RESOURCES

Financial Position

The following is a summary of the Company’s consolidated balance sheets as of September 30, 2012 and December 31, 2011:

	As at
(US$ millions)	September 30 2012	December 31 2011
Land and housing inventory	$2,328	$2,113
Investment in unconsolidated entities	156	144
Receivables and other assets	306	311
Cash and restricted cash	19	11

	$2,809	$2,579

Project-specific and other financings	$972	$826
Notes payable	488	470
Accounts payable and other liabilities	264	247
Deferred income tax liabilities	23	28
Other interests in consolidated subsidiaries	31	32
Total equity	1,031	976

	$2,809	$2,579

Assets

Our assets as of September 30, 2012 totalled $2,809 million, an increase of $230 million compared to December 31, 2011. Our land and housing inventory and investments in unconsolidated entities are our most significant assets with a combined book value of $2,484 million, or approximately 88% of our total assets. The land and housing assets increased when compared to December 31, 2011 due to acquisitions of $187 million, development activity and a stronger Canadian dollar when compared to December 31, 2011. Our land and housing assets include land under development and land held for development, finished lots ready for construction, homes completed and under construction and model homes.

A summary of our lots owned, excluding lot options, and their stage of development at September 30, 2012 compared with December 31, 2011 follows:

	As at
(Units)	September 30 2012	December 31 2011
Land held for development (lot equivalents)	91,571	91,446
Land under development and finished lots (single family lots)	6,054	6,291
Housing units, including models	1,349	797

	98,974	98,534

Multi-family, industrial and commercial parcels (acres)	205	257

Project-Specific and Other Financings

Our project-specific and other financings as of September 30, 2012 were $972 million, an increase of $146 million from December 31, 2011. Our project-specific and other financings represent construction and development loans and facilities that are used to fund the operations of our communities as new homes are constructed. Interest charged under project-specific and other financings include LIBOR and prime rate pricing options. As of September 30, 2012, the weighted average interest rate on our project-specific and other financings was 4.1%.

Our net debt to total capitalization ratio as of September 30, 2012, which we define as total interest-bearing debt less cash divided by total interest-bearing debt less cash plus equity and other interests in consolidated subsidiaries was 58%, compared to 56% at December 31, 2011. The increase was due to the increase in our project-specific and other financings described above.

The debt maturing in 2012 and 2013 onwards is expected to either be repaid from home and/or lot deliveries over this period or extended. Additionally, as of September 30, 2012, we had project-specific debt and bank indebtedness of $315 million that was available to complete land development and construction activities. The “Cash Flow” section below discusses future available capital resources should proceeds from our future home and/or lot closings not be sufficient to repay our debt obligations.

Brookfield Residential Properties Inc.	19

Project-specific and other financings consist of the following:

	As at
(US$ millions)	September 30 2012	December 31 2011
Project-specific financings (a)	$357	$249
Bank indebtedness (b)	333	351
Due to affiliates (c)	282	226

	$972	$826

(a)	Project-specific financings

Project-specific financings of $357 million (December 31, 2011 – $249 million) provided by a variety of lenders are revolving, bear interest at floating and fixed interest rates at a weighted average rate of 4.0% as at September 30, 2012 (December 31, 2011 – 4.0%) and are secured by the Company’s land and housing inventory. The weighted average rate was calculated as of the end of each period, based upon the amount of debt balances outstanding and the related interest rates applicable on that date. Project-specific financings consist of the following:

	As at
(US$ millions)	September 30 2012	December 31 2011
Secured facilities (i)	$258	$201
Secured vendor take back (“VTB”) mortgages (ii)	99	48

	$357	$249

(i)	Project-specific financings totalling $226 million (December 31, 2011 – $174 million) have variable interest rates ranging from prime to LIBOR plus 3.5% and fixed rates ranging from 1.5% to 6.0%. The facilities are secured by the land and housing inventory assets to which the borrowings relate. These facilities require Brookfield Homes Holdings LLC, an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $325 million, a net indebtedness to capitalization ratio of no greater than 65% and a net indebtedness to tangible net worth ratio of no greater than 2.5 to 1. Indebtedness is defined as total interest-bearing debt plus non-interest bearing liabilities less cash. At September 30, 2012, we were in compliance with all of our project-specific financing covenants. The following are computations of the most restrictive of Brookfield Homes Holdings LLC’s tangible net worth, net indebtedness to capitalization ratio, and net indebtedness to tangible net worth debt ratio covenants:

	Covenant	Actual as at September 30 2012
Tangible net worth (US$ millions)	$325	$464
Net indebtedness to capitalization	65%	55%
Net indebtedness to tangible net worth	2.50 to 1	1.30 to 1

Project-specific financings totalling $17 million (December 31, 2011 – $19 million) are secured by the land and water rights to which the borrowings relate and have floating interest rates ranging from the lower of prime less 0.5% to prime plus 1.0%, with some facilities having a floor of 5.0% to 5.3% and some facilities having fixed interest rates ranging from 5.5% to 6.0%. These credit facilities require Brookfield Residential (US) LLC, an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $80 million and a debt to tangible net worth ratio of no greater than 1.25 to 1. At September 30, 2012, we were in compliance with all of our project-specific financing covenants. The following are computations of Brookfield Residential (US) LLC’s tangible net worth and debt to tangible net worth ratio covenants:

	Covenant	Actual as at September 30 2012
Tangible net worth (US$ millions)	$80	$342
Debt to tangible net worth	1.25 to 1	0.25 to 1

Project-specific financings totalling $10 million (December 31, 2011 – $8 million) have floating interest rates ranging from the lower of LIBOR plus 3.0% and a floor of 3.3% and are secured by land and water rights to which the borrowings relate. These credit facilities require Brookfield Residential (US) LLC, an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $200 million and a net indebtedness to capitalization ratio of no greater than 65%. Indebtedness is defined as total interest-bearing debt plus non-interest bearing liabilities less cash. At September 30, 2012, we were in compliance with all of our project-specific financing covenants. The following are computations of Brookfield Residential (US) LLC’s tangible net worth and debt to tangible net worth ratio covenants:

20	Q3/2012 Interim Report

	Covenant	Actual as at September 30 2012
Tangible net worth (US$ millions)	$200	$342
Net indebtedness to capitalization	65%	25%

Project-specific financings totalling $5 million (December 31, 2011 – $nil) have a floating interest rate of prime plus 0.75% and are secured by the land assets to which the borrowings relate. This debt is repayable in Canadian dollars of C$5 million (December 31, 2011—$nil). These facilities require Brookfield Residential (Alberta) LP, a wholly-owned subsidiary of the Company, to maintain a minimum tangible net worth of $325 million and a debt to equity ratio of no greater than 1.75 to 1. At September 30, 2012, we were in compliance with all of our project-specific financing covenants. The following are computations of Brookfield Residential (Alberta) LP’s tangible net worth and debt to equity ratio covenants:

	Covenant	Actual as at September 30 2012
Tangible net worth (US$ millions)	$325	$563
Debt to equity	1.75 to 1	0.73 to 1

(ii)	$99 million (December 31, 2011 – $48 million) of project-specific financings consist of 22 secured VTB mortgages (December 31, 2011 – 14 secured VTB mortgages).

20 secured VTB mortgages (December 31, 2011 – 11 secured VTB mortgages) in the amount of $94 million (December 31, 2011 – $42 million) relate to raw land held for development by Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited. This debt is repayable in Canadian dollars of C$93 million (December 31, 2011 – C$43 million). The interest rate on this debt ranges from prime plus 1.0% to prime plus 3.0% to fixed rates ranging from 3.0% to 6.0% and the debt is secured by related lands. As at September 30, 2012, these borrowings have not been subject to financial covenants.

Two secured VTB mortgages (December 31, 2011 – two secured VTB mortgages) in the amount of $4 million (December 31, 2011 – $5 million) relate to raw land held for development by Brookfield Homes Holdings LLC. The interest rate on this debt is fixed at 5.0% and 10.0% and the debt is secured by related lands. As at September 30, 2012, these borrowings are not subject to any financial covenants.

As at December 31, 2011, one secured VTB mortgage in the amount of $1 million relating to raw land held for development by Brookfield Residential (US) LLC was outstanding. The interest rate on this debt was fixed at 6.0% and the debt was secured by related lands. As at September 30, 2012, these borrowings have been repaid in full.

(b)	Bank indebtedness

The Company has four secured credit facilities (December 31, 2011 – four secured credit facilities) with various Canadian banks totalling $324 million (December 31, 2011 – $342 million) and one unsecured credit facility with a U.S. bank totalling $9 million (December 31, 2011 – $9 million). Based on the borrowing-base calculations at September 30, 2012, the availability on our bank indebtedness was $199 million. Bank indebtedness consists of the following:

	As at
(US$ millions)	September 30 2012	December 31 2011
Secured facilities (i)	$324	$342
Unsecured credit facility (ii)	9	9

	$333	$351

(i)	Bank indebtedness totaling $324million (December 31, 2011 – $342 million) is repayable in Canadian dollars in the amount of C$319 million (December 31, 2011 – C$349 million) and allows the Company to borrow up to approximately C$545 million (US$554 million) as at September 30, 2012 (December 31, 2011 – C$534 million (US$522 million)). The credit facilities bear interest between Canadian prime plus 0.5% to 0.75% for any amounts drawn and are repayable on demand with a term out period ranging from 120 to 364 days. The facilities are secured by fixed and floating charges over the land and housing inventory assets of the Canadian operations, a general charge over all assets relating to Canadian operations and a general charge over the property of Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited.

Brookfield Residential Properties Inc.	21

These facilities require Brookfield Residential (Alberta) LP, a wholly-owned subsidiary of the Company, to maintain a minimum tangible net worth of $325 million and a debt to equity ratio of no greater than 1.75 to 1. At September 30, 2012, we were in compliance with all of our covenants relating to bank indebtedness. The following are computations of Brookfield Residential (Alberta) LP’s tangible net worth and debt to equity ratio covenants:

	Covenant	Actual as at September 30 2012
Tangible net worth (US$ millions)	$325	$563
Debt to equity	1.75 to 1	0.73 to 1

The facilities also require Brookfield Homes (Ontario) Limited, an indirect wholly-owned subsidiary of the Company, to maintain a minimum tangible net worth of $102 million and a debt to tangible net worth ratio of no greater than 2.0 to 1. At September 30, 2012, we were in compliance with all of our covenants relating to bank indebtedness.

The following are computations of Brookfield Homes (Ontario) Limited’s tangible net worth and debt to tangible net worth covenants:

	Covenant	Actual as at September 30 2012
Tangible net worth (US$ millions)	$102	$128
Debt to tangible net worth	2.00 to 1	0.89 to 1

(ii)	Bank indebtedness totalling $9 million (December 31, 2011 – $9 million) is repayable in U.S. dollars and allows the Company to borrow up to $10 million as at September 30, 2012. The credit facility bears an interest rate of LIBOR plus 3.0%. The facility requires Brookfield Homes Holdings LLC, an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $300 million and a net indebtedness to tangible net worth ratio of no greater than 2.5 to 1. Indebtedness is defined as total interest-bearing debt plus non-interest bearing liabilities less cash. At September 30, 2012, we were in compliance with all of our covenants relating to bank indebtedness. The following are computations of Brookfield Homes Holdings LLC’s tangible net worth and net indebtedness to tangible net worth debt ratio covenants:

	Covenant	Actual as at September 30 2012
Tangible net worth (US$ millions)	$300	$464
Net indebtedness to capitalization	2.50 to 1	1.30 to 1

(c)	Due to affiliates

Amounts due to affiliates totalled $282 million (December 31, 2011 – $226 million) on an unsecured revolving operating facility with a subsidiary of our largest shareholder, Brookfield Asset Management Inc. At September 30, 2012, the availability on this facility was $18 million. The revolving operating facility is in a principal amount not to exceed $300 million. This facility matures December 2015, bears interest at LIBOR plus 4.5% and could be fully drawn upon without violation of any covenants.

At September 30, 2012, this revolving operating facility required Brookfield Residential US Corporation, a wholly-owned subsidiary of the Company, to maintain minimum shareholders’ equity of $300 million and a consolidated net debt to capitalization ratio of no greater than 65%. At September 30, 2012, we were in compliance with all of our covenants relating to such facility. The following are computations of Brookfield Residential US Corporation’s minimum shareholders’ equity and net debt to capitalization ratio covenants:

	Covenant	Actual as at September 30 2012
Minimum shareholders’ equity (US$ millions)	$300	$605
Net debt to capitalization	65%	54%

22	Q3/2012 Interim Report

Notes Payable

Notes payable consists of the following:

	As at
(US$ millions)	September 30 2012	December 31 2011
Senior note payable (a)	$269	$259
Junior note payable (b)	219	211

	$488	$470

On March 31, 2011, in connection with the Transactions, the Company issued two promissory notes payable to Brookfield Office Properties, a C$265 million (US$273 million) senior note and a C$215 million (US$222 million) junior subordinated note.

(a)	The senior note had a fixed rate of interest of 6.5% and a term to December 31, 2015 with principal payments of C$50 million due on each of the last business days of 2012, 2013 and 2014 and the balance of C$115 million to be paid on December 31, 2015. On November 2, 2011, Brookfield Office Properties and the Company agreed to amend the terms of the $265 million of senior note transaction debt such that the scheduled principal payments of C$50 million during each of the next three years will be due along with the final payment of C$115 million on December 31, 2015. These extended payments will bear interest from the date of the amendment at a fixed rate of 7.5%.
(b)	The C$215 million junior subordinated note bears a fixed rate of interest of 8.5% and is payable in full on December 31, 2020.

At September 30, 2012, our notes payable due to Brookfield Office Properties required Brookfield Residential to maintain minimum shareholders’ equity of $750 million and a consolidated net debt to capitalization ratio of no greater than 65%. At September 30, 2012, we were in compliance with all of our covenants relating to the notes payable. The following are computations of Brookfield Residential’s minimum shareholders’ equity and net debt to capitalization ratio covenants:

	Covenant	Actual as at September 30 2012
Minimum shareholders’ equity (US$ millions)	$750	$1,031
Net debt to capitalization	65%	58%

Cash Flow

Our principal uses of working capital include purchases of land, land development and home construction. Cash flows for each of our communities depend upon the applicable stage of the development cycle and can differ substantially from reported earnings. Early stages of development require significant cash outlays for land acquisitions, site approvals and entitlements, construction of model homes, roads, certain utilities and other amenities and general landscaping. As these costs are capitalized, earnings reported for financial statement purposes during such early stages may significantly exceed cash flows. Later, cash flows can exceed earnings reported for financial statement purposes as cost of sales includes charges for substantial amounts of previously expended costs.

We believe that we currently have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings under project-specific and other credit facilities and proceeds from potential future debt issues or equity offerings, if required.

The net cash flows for the nine months ended September 30, 2012 and 2011 were as follows:

	Nine Months Ended September 30
(US$ millions)	2012	2011
Cash flows used in operating activities	$(114)	$(9)
Cash flows used in investing activities	(8)	(4)
Cash flows provided by financing activities	130	10

	$8	$(3)

Cash flows used in operating activities during the nine months ended September 30, 2012 totalled $114 million, which included $187 million of acquisitions made during the period. The cash flow used in 2011 operating activities was $9 million. The difference of $105 million is due principally to corporate outflows of $71 million during the nine months ended September 30, 2012 compared to $21 million for the same period in 2011. The difference in cash outflows of $50 million consisted of an additional $37 million of income taxes and $10 million in interest over the same period in 2011. The remaining difference is due to increased acquisitions, land development and housing construction costs in the nine months ended September 30, 2012 versus the same period in 2011.

Brookfield Residential Properties Inc.	23

The increase of $4 million of cash outflows in investing activities was the result of an increase of $6 million net spending on unconsolidated entities compared to 2011, which was offset by $2 million of cash outflows into restricted cash in 2011 compared to receiving restricted cash of $1 million in 2012.

Cash provided by our financing activities for the nine months ended September 30, 2012 was $130 million, compared with $10 million for the same period in 2011. The cash from our financing activities in 2012 was primarily from net drawings under project-specific and other financings of $184 million, in contrast to only $109 million drawn in 2011. The draws to date in 2012 have been used to fund acquisitions and development costs towards 2012 sales. In 2011, the Company also spent $19 million into an escrowed stock plan, as well as $10 million in dividends to preferred shareholders.

Contractual Obligations and Other Commitments

A summary of our contractual obligations and purchase agreements as of September 30, 2012 is as follows:

	Payment Due by Period
(US$ millions)	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Project-specific and other financings(1)(2)	$972	$76	$593	$286	$17
Operating lease obligations(3)	29	2	10	7	10
Purchase agreements(4)	57	48	4	5	—

	$1,058	$126	$607	$298	$27

(1)	Amounts are included on the consolidated balance sheets. See Note 6 to the consolidated financial statements for additional information regarding project-specific and other financings and related matters.
(2)	Amounts do not include interest due to the floating nature of our debt. See Note 6 to the consolidated financial statements for additional information regarding our floating rate debt.
(3)	Amounts relate to non-cancellable operating leases involving office space, design centres and model homes.
(4)	See Note 14 to the consolidated financial statements for additional information regarding purchase agreements.

Shareholders’ Equity

At November 6, 2012, 99,839,540 Common Shares and 65,286 Preferred Shares in the capital of the Company were issued and outstanding. In addition, Brookfield Residential has a stock option plan under which key officers and employees are granted options to purchase Common Shares. Each option granted can be exercised for one Common Share. At November 6, 2012, 5,299,485 options were outstanding under the stock option plan and the escrowed stock plan, collectively.

Off-Balance Sheet Arrangements

In the ordinary course of business, and where market conditions permit, we use land and lot option contracts and unconsolidated entities to acquire control of land to mitigate the risk of declining land values. Option contracts for the purchase of land permit us to control the land for an extended period of time until options expire. This reduces our financial risk associated with land holdings. As of September 30, 2012, we had $62 million of primarily non-refundable option deposits and advanced costs. The total remaining exercise price of these options was $148 million. Pursuant to the guidance in the United States Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810 Consolidation, as described in Note 2 to our consolidated financial statements included elsewhere in this interim report, we have consolidated $30 million of these option contracts where we consider the Company holds the majority economic interest in the assets held under the options.

We also own 3,636 lots and control under option 1,842 lots through our proportionate share of unconsolidated entities. As of September 30, 2012, our investment in unconsolidated entities totaled $156 million. We have provided varying levels of guarantees of debt in our unconsolidated entities. As of September 30, 2012, we had completion guarantees of $3 million, recourse guarantees of $1 million and limited maintenance guarantees of $11 million with respect to debt in our unconsolidated entities. During the nine months ended September 30, 2012, we did not make any loan re-margin repayments on the debt in our unconsolidated entities. Please refer to Note 3 to our consolidated financial statements included later in this interim report for additional information about our investments in unconsolidated entities.

We obtain letters of credit, performance bonds and other bonds to support our obligations with respect to the development of our projects. The amount of these obligations outstanding at any time varies in accordance with our development activities. If these letters of credit or bonds are drawn upon, we will be obligated to reimburse the issuer of the letter of credit or bonds. As of September 30, 2012, we had $51 million in letters of credit outstanding and $211 million in performance bonds for these purposes. The costs to complete related to our letters of credit and performance bonds at September 30, 2012 are $26 million and $104 million, respectively.

24	Q3/2012 Interim Report

Transactions Between Related Parties

There are agreements among our affiliates to which we are a party or subject to, including a name license, an unsecured revolving credit facility and two notes payable. Related parties include the directors, executive officers, director nominees or 5% shareholders, and their respective immediate family members. The Company’s significant related party transactions as of September 30, 2012 were as follows:

•

Notes payable of $488 million (December 31, 2011 – $470 million) are due to Brookfield Office Properties, an affiliate of the Company. The notes consist of a C$265 million senior unsecured promissory note and a C$215 million junior unsecured promissory note. For the three and nine months ended September 30, 2012, interest of $9 million and $27 million, was incurred relating to these facilities (2011 – $9 million and $18 million).

•

An unsecured revolving operating facility with a principal amount outstanding of $282 million (December 31, 2011 – $226 million) with a subsidiary of Brookfield Asset Management Inc., the Company’s largest shareholder. For the three and nine months ended September 30, 2012, interest of $3 million and $10 million (2011 – $4 million and $11 million), was incurred relating to this facility.

•

During the three and nine months ended September 30, 2012, the Company paid $5 million and $35 million, (2011 – nil and nil) to Brookfield Asset Management Inc. for Canadian tax credits. The transactions were recorded at the exchange amount.

Brookfield Residential Properties Inc.	25

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition and results of operations is based upon the consolidated financial statements of Brookfield Residential, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make assumptions, estimates and judgments that affect the carrying amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Significant areas where judgment is applied include asset valuations, investments in unconsolidated entities, assessment of variable interest entities, tax provisions, warranty costs, valuation of financial instruments, deferred income tax assets and liabilities, accrued liabilities and contingent liabilities including litigation. Our actual results may differ materially from these estimates under different assumptions or conditions.

Our most critical accounting policies are those that we believe are the most important in portraying our financial condition and results of operations, and require the most subjectivity and estimates by our management. A summary of our significant accounting policies, including the critical accounting policies discussed below, is provided in the notes to the consolidated financial statements of the Company included later in this interim report.

Revenue Recognition

Revenues from the sale of homes are recognized when title passes to the purchaser upon closing, wherein all proceeds are received or collectability is reasonably assured. Land sales are recognized when title passes to the purchaser upon closing, all material conditions of the sales contract have been met and a significant cash down payment or appropriate security is received and collectability is reasonably assured.

Sales Incentives

We grant our homebuyers sales incentives from time-to-time in order to promote sales of our homes. These incentives will vary by type of incentive and by amount on a community-by-community and home-by-home basis. Incentives that impact the value of the home or the sales price paid, such as additional options, are reflected as a reduction to sales revenue. Incentives that we pay to an outside party, such as paying some or all of a homebuyer’s closing costs, are recorded as cost of sales. Incentives are recognized at the time the home is delivered to the homebuyer and we receive the sales proceeds.

Carrying Values

In accordance with ASC Topic 360 Property, Plant and Equipment, housing and land assets that we own directly and through unconsolidated entities are reviewed for recoverability on a regular basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. To arrive at the estimated fair value of housing and land inventory impaired, we estimate the cash flow for the life of each project. Specifically, on land projects, we estimate the timing of future land sales and the estimated revenue per lot, as well as estimated margins with respect to future land sales. On a housing project, we evaluate the margins on homes that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales over the life of the project. For the land and housing inventory, we continuously evaluate projects where inventory is turning over more slowly than expected or where average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, cost estimates and sales rates for short-term projects are consistent with recent sales activity. For longer-term projects, planned sales rates for 2012 and 2013 assume recent sales activity and normalized sales rates beyond 2013. We identify potentially impaired land and housing projects based on these quantitative factors as well as qualitative factors obtained from the local market areas. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs using a discounted cash flow methodology which incorporates market-based assumptions.

All projects were reviewed for impairment charges and option write-offs for the nine months ended September 30, 2012 and no impairment charges were required. This is consistent with the nine months ended September 30, 2011.

The locations of the projects reviewed were as follows:

Number of Projects
Canada	38
California	26
Central and Eastern U.S.	23
Unconsolidated entities	10

97

We have also entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. A majority of our option contracts require a non-refundable cash deposit based on a percentage of the purchase price of the property. The option contracts are recorded at cost. In determining whether to pursue an option contract, we assess the option primarily based upon the expected cash flows from the optioned property. If our intent is to no longer pursue an option contract, we record a charge to earnings of the deposit amounts and any other related pre-acquisition entitlement costs in the period the decision is made.

26	Q3/2012 Interim Report

Capitalized Costs

Our land and housing inventory on our consolidated balance sheet includes the costs of acquiring land, development and construction costs, interest, property taxes and overhead directly related to the development of the land and housing. Direct costs are capitalized to individual homes and lots and other costs are allocated to each lot proportionately.

Income Taxes

Income taxes are accounted for in accordance with ASC Topic 740 Income Taxes. Deferred tax assets and liabilities are determined based on temporary differences between the amounts reported for financial reporting purposes and the amounts deductible for income tax purposes. They are measured by using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to reverse.

In accordance with ASC Topic 740, the Company assesses the realizability of its deferred tax asset. A valuation allowance must be established when, based upon available evidence, it is more-likely-than-not that all or a portion of the deferred tax assets will not be realized. The Company assesses, on a quarterly basis, its ability to realize its deferred tax asset.

Provisions / (benefits) for federal, state and provincial income taxes are calculated on reported pretax income / (losses) based on current tax law and also include, in the applicable period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions / (benefits) differ from the amounts currently receivable or payable because certain items of income and expense are recognized for financial reporting purposes in different periods than for income tax purposes. Significant judgment is required in determining income tax provisions / (benefits) and evaluating tax positions. The Company establishes reserves for income taxes when, despite the belief that its tax positions are fully supportable, it believes that its positions may be challenged and disallowed by various tax authorities. The consolidated tax provision / (benefit) and related accruals include the impact of such reasonably estimable disallowances as deemed appropriate. To the extent that the probable tax outcome of these matters changes, such changes in estimates will impact the income tax provision / (benefit) in the period in which such determination is made.

Significant judgment is required in estimating valuation allowances for deferred tax assets. In accordance with ASC Topic 740, a valuation allowance is established against a deferred tax asset if, based on the available evidence, it is more-likely-than-not that such asset will not be realized. The realization of a deferred tax asset ultimately depends on the existence of sufficient taxable income in either the carryback or carryforward periods under tax law. On a quarterly basis, the Company assesses the need for valuation allowances for its deferred tax assets based on ASC Topic 740’s more-likely-than-not realization threshold criterion. In the Company’s assessment, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative income and losses, forecasts of future profitability, the duration of statutory carryback or carryforward periods, its experience with operating loss and tax credit carryforwards being used before expiration and tax planning alternatives. In accordance with ASC Topic 740, the Company assesses whether a valuation allowance should be established based on its determination of whether it is more-likely-than-not that some or all of the deferred tax assets will not be realized. The Company’s assessment of the need for a valuation allowance on its deferred tax assets includes assessing the following significant factors: an assessment of recent years’ profitability and losses which considers the nature, frequency, and severity of current and cumulative losses; management’s forecasts or expectation of profits based on margins and volumes expected to be realized (which are based on current pricing and volume trends); the long duration of ten to twenty years or more in all significant operating jurisdictions before the expiry of net operating losses, and taking into consideration that a substantial portion of the deferred tax asset is composed of deductible temporary differences that are not subject to an expiry period until realized under tax law.

The Company bases its estimate of deferred tax assets and liabilities on current tax laws and rates and, in certain cases, on business plans and other expectations about future outcomes. Changes in existing tax laws or rates could affect actual tax results, and future business results may affect the amount of deferred tax liabilities or the valuation of deferred tax assets over time. The Company’s accounting for deferred tax assets represents its best estimate of future events using the guidance provided by ASC Topic 740.

Due to uncertainties in the estimation process, particularly with respect to changes in facts and circumstances in future reporting periods (carryforward period assumptions), it is reasonably possible that actual results could differ from the estimates used in the Company’s historical analyses. The Company’s assumptions require significant judgment because the residential homebuilding industry is cyclical and is highly sensitive to changes in economic conditions. If the Company’s results of operations are less than projected and there is insufficient objectively verifiable evidence to support the likely realization of its deferred tax assets, a valuation allowance would be required to reduce or eliminate its deferred tax assets.

Brookfield Residential Properties Inc.	27

Derivative Financial Instruments

We revalue our equity swap contract each reporting period. The fair value of the equity swap contract is determined based on the notional amount, share price, the number of underlying Common Shares and the three month LIBOR rate. We performed a sensitivity analysis of the estimated fair value and the impact to the financial statements using alternative reasonably likely assumptions on September 30, 2012 and the impact to the financial statements was nominal. However, future fluctuations in the Company’s share price could have a significant impact on net income.

The interest rate swaps are revalued at each reporting period. The fair value of interest rate swaps is determined based on the notional amount, term to maturity and the three month LIBOR rate. The LIBOR rates vary depending on the term to maturity and the conditions set out in the underlying swap agreements.

Fair Value Instruments

The FASB’s authoritative guidance for fair value measurements establishes a three-level hierarchy based upon the inputs to the valuation model of an asset or liability. The fair value hierarchy and its application to our assets and liabilities is as follows:

•	Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

•

Level 2 – Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market.

•

Level 3 – Valuation is derived from model-based techniques in which at least one significant input is unobservable and based on our own estimates about the assumptions that market participants would use to value the asset or liability.

When available, we use quoted market prices in active markets to determine fair value. We consider the principal market and non-performance risks associated with our counterparties when determining the fair value measurements, if applicable. Fair value measurements are used for our interest rate and equity swaps and fair value debt, as well as for inventories when events and circumstances indicate that the carrying value may not be recoverable.

Other Interests in Consolidated Subsidiaries

The Company accounts for the other interests in consolidated subsidiaries in accordance with ASC Topic 480 Distinguishing Liabilities From Equity. Redeemable non-controlling interest is initially measured at the non-controlling interests’ proportionate share of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized at the time of investment outside of permanent equity of the Company’s consolidated balance sheet in accordance with ASC 480-10. Subsequently, the redeemable non-controlling interests are carried at the higher of (1) the initial carrying amount, increased or decreased for the non-controlling interests’ share of net income or loss; or (2) the expected redemption value. The change of the carrying amounts of the redeemable non-controlling interests is recognized as net income attributable to redeemable non-controlling interests in the consolidated statements of operations. Adjustments to reflect changes in the excess, if any, of the redeemable non-controlling interests’ redemption value over their ASC 810-10 measurement amount is recorded against permanent equity in retained earnings.

Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”), which provides a consistent definition of fair value and ensures that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS. The guidance changes certain fair value measurement principles and expands the disclosure requirements particularly for Level 3 fair value measurements. The guidance became effective for the Company beginning January 1, 2012 and was applied prospectively. The adoption of this guidance, which relates primarily to disclosure, did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

Non-GAAP Financial Measures

Gross margins on land and home sales are non-GAAP financial measures and are defined by the Company as sales of land and homes less respective direct cost of sales of land and homes. Management finds gross margin to be an important and useful measurement, as the Company uses it to evaluate its performance and believes it is a widely accepted financial measure by users of its financial statements in analyzing its operating results. Gross margin also provides comparability to similar calculations by its peers in the homebuilding industry. Additionally, gross margin is important to the Company’s management because it assists its management in making strategic decisions regarding its construction pace, product mix and product pricing based upon the profitability generated on homes and land actually delivered during previous periods. However, gross margins as presented may not be fully comparable to similarly titled measures reported by other companies because not all companies calculate this metric in an identical manner.

This measure is not intended to represent GAAP gross margins and it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

28	Q3/2012 Interim Report

Internal Control Over Financial Reporting

The President and Chief Executive Officer and Executive Vice President and Chief Financial Officer are responsible for maintaining adequate internal controls over financial reporting. As at September 30, 2012, the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer evaluated the design and operation of the Company’s disclosure controls and procedures and internal controls over financial reporting. Based on that evaluation, the Company’s disclosure controls and procedures and internal control over financial reporting were effective as at the period ended September 30, 2012. There has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART 2 – QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Exchange Rates

We conduct business in both Canadian and U.S. dollars; therefore, we are exposed to currency risks. Our cash flows from Canadian and U.S. operations are exposed to foreign exchange risk as sales and operating expenses are denominated in local currencies.

We have operations with a Canadian dollar functional currency, whose net assets are exposed to foreign currency translation risk. This risk currently is managed in part through our Canadian dollar denominated debt as a hedge against these operations. As at September 30, 2012, C$480 million of debt was designated in this manner.

Interest Rates

We are exposed to financial risks that arise from the fluctuations in interest rates. Our interest-bearing assets and liabilities are mainly at floating rates, so we would be negatively impacted, on balance, if interest rates increase. In addition, at September 30, 2012, we had interest rate swap contracts totalling $100 million at an average rate of 4.9% per annum. Based on our net debt levels as of September 30, 2012, a 1% change in interest rates would have either a negative or positive effect of approximately $4 million on our cash flows.

Our interest rate swaps are not designated as hedges under ASC Topic 815 Derivatives and Hedging. We are exposed to market risk associated with changes in the fair values of the swaps, and such changes must be reflected in our consolidated statements of operations. As of September 30, 2012, the fair value of the interest rate swaps totalled a liability of $15 million.

Brookfield Residential Properties Inc.	29

PART 3 – CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(all dollar amounts are in thousands of U.S. dollars)

		(Unaudited)
		As at
	Note	September 30 2012	December 31 2011
Assets
Land and housing inventory	2	$2,327,819	$2,113,245
Investments in unconsolidated entities	3	155,544	143,821
Receivables and other assets	4	306,495	310,443
Restricted cash	5	8,511	9,128
Cash and cash equivalents		10,373	2,162

Total assets		$2,808,742	$2,578,799

Liabilities and Equity
Project-specific and other financings	6	$972,380	$825,687
Notes payable	7	488,016	469,776
Accounts payable and other liabilities	8	262,928	247,420
Deferred income tax liabilities	9	22,912	27,773

Total liabilities		1,746,236	1,570,656

Other interests in consolidated subsidiaries	10	31,047	32,434

Preferred Shares – 65,286 shares outstanding (December 31, 2011 – 70,002 shares outstanding)	11	1,630	1,748
Common Shares – 99,839,540 shares outstanding (December 31, 2011 – 99,342,718 shares outstanding)	11	96,210	93,383
Additional paid-in-capital		409,260	404,777
Treasury stock, at cost	11	—	—
Retained earnings		427,621	390,429
Non-controlling interest	10	11,476	6,439
Accumulated other comprehensive income		85,262	78,933

Total equity		1,031,459	975,709

Total liabilities and equity		$2,808,742	$2,578,799

Commitments, contingent liabilities and other	14
Guarantees	15

See accompanying notes to the condensed consolidated financial statements

30	Q3/2012 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(all dollar amounts are in thousands of U.S. dollars, except per share amounts)

		(Unaudited)
		Three Months Ended September 30		Nine Months Ended September 30
	Note	2012	2011	2012	2011
Revenue
Land		$61,590	$115,498	$215,160	$358,979
Housing		183,321	112,414	410,161	284,605

Total revenue		244,911	227,912	625,321	643,584

Direct Cost of Sales
Land		(24,947)	(62,919)	(103,849)	(220,229)
Housing		(150,968)	(94,919)	(340,496)	(243,172)

Total direct cost of sales		(175,915)	(157,838)	(444,345)	(463,401)
Selling, general and administrative expense		(32,185)	(26,745)	(87,691)	(72,339)
Equity in earnings / (loss) from unconsolidated entities	3	623	(13)	3,499	3,928
Depreciation		(865)	(862)	(2,475)	(2,734)
Interest expense		(10,562)	(11,286)	(31,001)	(25,452)
Other (expense) / income		(709)	(2,127)	206	(2,403)

Income Before Income Taxes		25,298	29,041	63,514	81,183
Current income tax expense	9	(10,112)	(2,033)	(31,730)	(17,594)
Deferred income tax (expense) / recovery	9	(715)	(8,270)	4,443	(83,780)

Net Income / (Loss)		14,471	18,738	36,227	(20,191)

Other Comprehensive Income
Unrealized foreign exchange gain / (loss) on:
Translation of the net investment in Canadian subsidiaries		22,067	(45,089)	24,569	(27,742)
Translation of the Canadian dollar denominated debt designated as a hedge of the net investment in Canadian subsidiaries		(15,888)	41,083	(18,240)	37,387

Comprehensive Income / (Loss)		$20,650	$14,732	$42,556	$(10,546)

Net Income / (Loss) Attributable To:
Consolidated		$14,471	$18,738	$36,227	$(20,191)
Non-controlling interests and other interests in consolidated subsidiaries	10	(403)	(463)	(1,036)	(1,676)

Brookfield Residential		$14,874	$19,201	$37,263	$(18,515)

Comprehensive Income / (Loss) Attributable To:
Consolidated		$20,650	$14,732	$42,556	$(10,546)
Non-controlling interests and other interests in consolidated subsidiaries	10	(403)	(463)	(1,036)	(1,676)

Brookfield Residential		$21,053	$15,195	$43,592	$(8,870)

Common Shareholders Earnings / (Loss) Per Share
Basic	13	$0.15	$0.19	$0.37	$(0.19)
Diluted	13	$0.15	$0.19	$0.37	$(0.19)

Weighted Average Common Shares Outstanding (in thousands)
Basic	13	99,819	99,343	99,746	100,255
Diluted	13	100,335	99,410	100,262	100,255

See accompanying notes to the condensed consolidated financial statements

Brookfield Residential Properties Inc.	31

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF EQUITY

(all dollar amounts are in thousands of U.S. dollars)

	(Unaudited)
	Nine Months Ended September 30
	2012	2011
Preferred Shares (Note 11)
Opening balance	$1,748	$288,065
Conversion of Preferred Shares into Common Shares	(118)	—
Conversion of Preferred Shares prior to merger transaction	—	(247,479)
Preferred Shares converted to Common Shares upon merger transaction	—	(38,838)

Ending balance	1,630	1,748

Common Shares (Note 11)
Opening balance	93,383	183,803
Issuance of Common Shares upon exercise of options	2,709	—
Conversion of Preferred Shares into Common Shares	118	—
Elimination of treasury stock upon merger transaction	—	(110,700)
Preferred Shares converted to Common Shares upon merger transaction	—	38,838
Purchase of Common Shares for escrowed stock plan	—	(18,558)

Ending balance	96,210	93,383

Additional Paid-in-Capital
Opening balance	404,777	151,617
Share-based compensation costs	5,518	3,981
Stock option exercises	(1,035)	—
Conversion of Preferred Shares upon merger transaction	—	247,480

Ending balance	409,260	403,078

Treasury Stock (Note 11)
Opening balance	—	(110,807)
Stock option exercises	—	107
Cancellation of treasury stock upon merger transaction	—	110,700

Ending balance	—	—

Retained Earnings
Opening balance	390,429	692,855
Net income / (loss) attributable to Brookfield Residential	37,263	(18,515)
Dividends on Preferred Shares	(69)	(109)
Conversion of equity to notes payable	—	(493,929)
Issuance of equity for notes receivable	—	200,000
Distributions	(2)	(15,607)

Ending balance	427,621	364,695

Accumulated Other Comprehensive Income
Opening balance	78,933	67,813
Other comprehensive income	6,329	9,645

Ending balance	85,262	77,458

Total Brookfield Residential Equity	$1,019,983	$940,362

Non-controlling Interest (Note 10)
Opening balance	6,439	6,456
Net income attributable to non-controlling interest	—	331
Contributions / (Distributions)	5,037	(723)

Ending balance	$11,476	$6,064

Total Equity	$1,031,459	$946,426

See accompanying notes to the condensed consolidated financial statements

32	Q3/2012 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(all dollar amounts are in thousands of U.S. dollars)

	(Unaudited)
	Nine Months Ended September 30
	2012	2011
Cash Flows Used in Operating Activities
Net income / (loss)	$36,227	$(20,191)
Adjustments to reconcile net income / (loss) to net cash from operating activities:
Undistributed income from unconsolidated entities	(3,499)	(3,771)
Deferred income tax (recovery) / expense	(4,923)	83,780
Non-cash interest converted into equity	—	1,674
Share-based compensation costs	5,518	3,981
Depreciation	2,475	2,734
Changes in operating assets and liabilities:
Increase / (decrease) in receivables and other assets	2,927	(76,928)
(Decrease) / increase in land and housing inventory	(156,676)	38,816
Increase / (decrease) in accounts payable and other liabilities	2,802	(34,355)
Other / foreign exchange	872	(4,290)

Net cash used in operating activities	(114,277)	(8,550)

Cash Flows Used in Investing Activities
Investments in unconsolidated entities	(12,408)	(13,452)
Distributions from unconsolidated entities	3,557	10,808
Change in restricted cash	617	(1,762)

Net cash used in investing activities	(8,234)	(4,406)

Cash Flows From Financing Activities
Drawings under project-specific and other financings	183,886	109,021
Repayments under project-specific and other financings	(78,884)	(110,350)
Drawings on bank indebtedness	29,116	12,555
Repayments on bank indebtedness	(58,793)	(15,013)
Drawings from affiliate	93,000	154,000
Repayments to affiliate	(37,000)	(106,000)
Net contributions to non-controlling interest and other interests in consolidated subsidiaries	(1,319)	(3,898)
Exercise of stock options	1,674	107
Purchase of common shares for escrowed stock plan	—	(19,280)
Distributions	—	(5,612)
Dividends paid to preferred shareholders	(69)	(9,992)
Other / foreign exchange	(889)	4,349

Net cash provided by financing activities	130,722	9,887

Change in cash and cash equivalents	8,211	(3,069)
Cash and cash equivalents at beginning of period	2,162	4,345
Foreign exchange on cash	—	—

Cash and cash equivalents at end of period	$10,373	$1,276

Supplemental Cash Flow Information
Interest paid	$(56,676)	$(56,875)
Income taxes (paid) / recovered	$(42,427)	$2,729

See accompanying notes to the condensed consolidated financial statements

Brookfield Residential Properties Inc.	33

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Note 1. Significant Accounting Policies

(a) Basis of Presentation

Brookfield Residential Properties Inc. (the “Company” or “Brookfield Residential”) was incorporated in Ontario, Canada and became a public company on March 31, 2011 pursuant to the contribution of Brookfield Office Properties’ residential land and housing division (“BPO Residential”) and the merger of Brookfield Homes Corporation (“Brookfield Homes”) into a single residential land and housing company, which was achieved through a merger and series of related transactions completed on March 31, 2011 (the “Transactions”). Pursuant to the merger and contribution agreement entered into by the Company, Brookfield Homes, Brookfield Office Properties and Brookfield Residential Acquisition Corp. on October 4, 2010 in respect of the Transactions: (a) Brookfield Residential Acquisition Corp., a direct wholly-owned subsidiary of the Company, merged with and into Brookfield Homes, with the result that Brookfield Homes became a wholly-owned subsidiary of the Company; and (b) Brookfield Office Properties and certain of its subsidiaries contributed to the Company equity interests in certain entities that, prior to the completion of the Transactions, owned all or substantially all of the assets of BPO Residential. Each outstanding share of Brookfield Homes’ common stock was converted into 0.764900530 of a share of the Company’s Common Shares (“Common Shares”), and each outstanding share of Brookfield Homes’ 8% convertible preferred stock was converted into one share of the Company’s 8% Convertible Preferred Shares, Series A (“Preferred Shares”). In connection with the closing of the Transactions, the Corporation issued: (i) 51,500,000 Common Shares to Brookfield Office Properties, (ii) 8,685,066 Common Shares to holders of shares of Brookfield Homes’ common stock, and (iii) 70,002 Preferred Shares, to holders of Brookfield Homes’ 8% convertible preferred stock, which Preferred Shares are convertible into Common Shares in accordance with their terms, at an issue price of $25 per Preferred Share. In exchange for the contribution of BPO Residential, Brookfield Office Properties also received two promissory notes totalling C$480.0 million (US$493.9 million) and Brookfield Residential Common Shares.

These Transactions took place between entities under common control and, as a result, were accounted for as continuity of interest using the carried amount of assets and liabilities of both Brookfield Office Properties’ residential land and housing division and Brookfield Homes for comparative purposes. The Company began trading on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BRP” on April 1, 2011.

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. They should be read in conjunction with the Company’s consolidated financial statements and footnotes thereto included in the Company’s Annual Report for the year ended December 31, 2011. The unaudited condensed consolidated financial statements include the consolidated accounts of Brookfield Residential, its subsidiaries, investments in unconsolidated entities and variable interest entities in which the Company is the primary beneficiary. All intercompany accounts, transactions and balances have been eliminated upon consolidation.

All dollar amounts discussed herein are in U.S. dollars and in thousands, unless otherwise stated. Amounts in Canadian dollars are identified as “C$.”

Brookfield Residential has historically experienced variability in its results of operations from quarter to quarter due to the seasonal nature of the homebuilding business and the timing of new community openings and the closing out of projects. The Company typically experiences the highest rate of orders for new homes and lots in the first nine months of the calendar year, although the rate of orders for new homes is highly dependent upon the number of active communities. As new home deliveries trail orders for new homes by several months, The Company typically delivers a greater percentage of new homes in the second half of the year compared with the first half of the year. As a result, its revenues from sales of homes are generally higher in the second half of the year.

(b) Land and Housing Inventory

(i) Revenue recognition: Land sales are recognized when title passes to the purchaser upon closing, all material conditions of the sales contract have been met and a significant cash down payment or appropriate security is received and collectability is reasonably assured. Revenues from the sale of homes are recognized when title passes to the purchaser upon closing, wherein all proceeds are received or collectability is reasonably assured.

(ii) Sales Incentives: The Company grants homebuyers sales incentives from time-to-time in order to promote sales of its homes. These incentives will vary by type of incentive and by amount on a community-by-community and home-by-home basis. Incentives that impact the value of the home or the sales price paid, such as additional options, are reflected as a reduction to sales revenue. Incentives that are paid to an outside party, such as paying some or all of a homebuyer’s closing costs, are recorded as cost of sales. Incentives are recognized at the time the home is delivered to the homebuyer and the Company receives the sales proceeds.

Brookfield Residential Properties Inc.	34

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

(iii) Carrying values: In accordance with the United States Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 360 Property, Plant and Equipment, land and housing assets owned directly by the Company and through its unconsolidated entities are reviewed for recoverability on a regular basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. To arrive at the estimated fair value of land and housing inventory, the Company estimates the cash flow for the life of each project. Specifically, on a land project, the Company estimates the timing of future land sales and the estimated revenue per lot, as well as estimated margins with respect to future land sales. On a housing project, the Company evaluates the margins on homes that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales over the life of the project. For the land and housing inventory, the Company continuously evaluates projects where inventory is turning over more slowly than expected or whose average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, cost estimates and sales rates for short-term projects are consistent with recent sales activity. For longer-term projects, planned sales rates for 2012 and 2013 generally assume recent sales activity and normalized sales rates beyond 2013. Management identifies potentially impaired land and housing projects based on these quantitative factors as well as qualitative factors obtained from the local market areas. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs using a discounted cash flow methodology which incorporates market participant assumptions.

The Company has also entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. The majority of the option contracts require a non-refundable cash deposit based on a percentage of the purchase price of the property. Option contracts are recorded at cost. In determining whether to pursue an option contract, the Company estimates the option primarily based upon the expected cash flows from the optioned property. If the intent is to no longer pursue an option contract, the Company records a charge to earnings of the deposit amounts and any other related pre-acquisition entitlement costs in the period the decision is made.

(iv) Capitalized costs: Capitalized costs include the costs of acquiring land, development and construction costs, interest, property taxes and overhead related to the development of land and housing. Direct costs are capitalized to individual homes and lots and other costs are allocated to each lot proportionately.

(c) Unconsolidated Entities

The Company participates in a number of unconsolidated entities in which it has less than a controlling interest to develop and sell land to the unconsolidated entity members and other third parties. These unconsolidated entities are accounted for using the equity method. The Company recognizes its proportionate share of the earnings from the sale of lots to other third parties. The Company does not recognize earnings from the purchase of lots from its unconsolidated entities and reduces its cost basis of the land purchased accordingly.

(d) Use of Estimates

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where judgment is applied include asset valuations, investments in unconsolidated entities, assessment of variable interest entities, tax provisions, warranty costs, valuation of financial instruments, deferred income tax assets and liabilities, accrued liabilities and contingent liabilities including litigation. Actual results could differ materially from these estimates.

(e) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits, and all highly liquid short-term investments with original maturity less than 90 days. The carrying value of these investments approximates their fair value.

(f) Restricted Cash

Restricted cash includes cash collateralization of development letters of credit.

Brookfield Residential Properties Inc	35

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

(g) Income Taxes

Income taxes are accounted for in accordance with ASC Topic 740 Income Taxes. Deferred tax assets and liabilities are determined based on temporary differences between the amounts reported for financial reporting purposes and the amounts deductible for income tax purposes. They are measured by using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to reverse.

In accordance with ASC Topic 740, the Company assesses the realizability of its deferred tax assets. A valuation allowance must be established when, based upon available evidence, it is more-likely-than-not that all or a portion of the deferred tax assets will not be realized. The Company assesses, on a quarterly basis, its ability to realize its deferred tax assets.

Provisions / (benefits) for federal, state and provincial income taxes are calculated on reported pretax income / (losses) based on current tax law and also include, in the applicable period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions / (benefits) differ from the amounts currently receivable or payable because certain items of income and expense are recognized for financial reporting purposes in different periods than for income tax purposes. Significant judgment is required in determining income tax provisions / (benefits) and evaluating tax positions. The Company establishes reserves for income taxes when, despite the belief that its tax positions are fully supportable, it believes that its positions may be challenged and disallowed by various tax authorities. The consolidated tax provisions / (benefits) and related accruals include the impact of such reasonably estimable disallowances as deemed appropriate. To the extent that the probable tax outcome of these matters changes, such changes in estimates will impact the income tax provision / (benefit) in the period in which such determination is made.

Significant judgment is required in estimating valuation allowances for deferred tax assets. In accordance with ASC Topic 740, a valuation allowance is established against a deferred tax asset if, based on the available evidence, it is more-likely-than-not that such asset will not be realized. The Company’s assessment includes evaluating the following significant factors: an assessment of recent years’ profitability and losses which considers the nature, frequency, and severity of current and cumulative losses; management’s forecasts or expectation of profits based on margins and volumes expected to be realized (which are based on current pricing and volume trends); the long duration of ten to twenty years or more in all significant operating jurisdictions before the expiry of net operating losses, and taking into consideration that a substantial portion of the deferred tax asset is composed of deductible temporary differences that are not subject to an expiry period until realized under tax law.

The Company bases its estimate of deferred tax assets and liabilities on current tax laws and rates and, in certain cases, on business plans and other expectations about future outcomes. Changes in existing tax laws or rates could affect actual tax results, and future business results may affect the amount of deferred tax liabilities or the valuation of deferred tax assets over time. The Company’s accounting for deferred tax assets represents its best estimate of future events using the guidance provided by ASC Topic 740.

Due to uncertainties in the estimation process, particularly with respect to changes in facts and circumstances in future reporting periods (carryforward period assumptions), it is reasonably possible that actual results could differ from the estimates used in the Company’s historical analyses. The Company’s assumptions require significant judgment because the residential homebuilding industry is cyclical and is highly sensitive to changes in economic conditions. If the Company’s results of operations are less than projected and there is insufficient objectively verifiable evidence to support the likely realization of its deferred tax assets, a valuation allowance would be required to reduce or eliminate its deferred tax assets.

(h) Share-Based Compensation

The Company accounts for option grants, escrowed stock and deferred share unit grants in accordance with ASC Topic 718 Compensation-Stock Compensation. All options granted have exercise prices equal to the market value of the Common Shares on the date of the grant, determined in accordance with the Company’s management share option plan (“option plan”). Participants in the option plan can exercise their options to purchase shares at the exercise price as options vest. All options vest over a period of five years.

The Company records the fair value of options using a Black-Scholes option pricing model. Options have been recorded in additional paid-in-capital. In addition, the Company records the deferred share units as a liability as disclosed in accounts payable and other liabilities. See Note 12 “Share-Based Compensation” for further discussion.

36	Q3/2012 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

(i) Foreign Currency Translation

The functional and presentation currency of the Company is U.S. dollar. Each of the Company’s subsidiaries, affiliates and jointly controlled entities determines its own functional currency and items included in the financial statements of each subsidiary and affiliate are measured using that functional currency. The Company’s Canadian operations are self-sustaining. The financial statements of its self-sustaining Canadian operations are translated into U.S. dollars using the current rate method.

Assets and liabilities of subsidiaries or equity accounted investees having a functional currency other than the U.S. dollar are translated at the rate of exchange on the balance sheet date. Revenues and expenses are translated at average rates for the period, unless exchange rates fluctuated significantly during the period, in which case the exchange rates at the dates of the transaction are used. The resulting foreign currency translation adjustments are recognized in other comprehensive income (“OCI”).

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the balance sheet date. Gains and losses on translation of monetary items are recognized in the income statement as other (expense) / income, except for those related to monetary liabilities qualifying as hedges of the Company’s investment in foreign operations or certain intercompany loans to or from a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future, which are included in OCI.

(j) Earnings Per Share

Earnings per share is computed in accordance with ASC Topic 260 Earnings Per Share. Basic earnings / (loss) per share is calculated by dividing net income / (loss) attributable to Brookfield Residential less Preferred Share dividends by the weighted average number of Common Shares outstanding for the period. Diluted earnings / (loss) per share is calculated by dividing net income less Preferred Share dividends for the period by the average number of Common Shares outstanding including all potentially dilutive convertible Preferred Shares and issuable Common Shares under the option plan.

(k) Advertising Costs

The Company expenses advertising costs as incurred, which are included in the condensed consolidated statements of operations as selling, general and administrative expense.

(l) Warranty Costs

Estimated future warranty costs are accrued and charged to cost of sales at the time the revenue associated with the sale of each home is recognized. Factors that affect the Company’s warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and cost per claim. Costs are accrued based upon historical experience.

(m) Variable Interest Entities

The Company accounts for its variable interest entities (“VIEs”) in accordance with ASC Topic 810 Consolidation. The decision to consolidate a VIE begins with establishing that a VIE exists. A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investor lacks one of three characteristics associated with owning a controlling financial interest. Those characteristics are the power to direct the activities of an entity that most significantly impact the entity’s economic performance, the obligation to absorb the expected losses of the entity, and the right to receive the expected residual returns of the entity. The entity that has (i) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance; and (ii) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE is considered to have a controlling financial interest in a VIE and is required to consolidate such entity. The Company has determined that it has a controlling financial interest in certain VIEs which are included in these financial statements as a component of “land and housing inventory.” The interests of others are included in accounts payable and other liabilities. See Note 2 “Land and Housing Inventory” and Note 3 “Investments in Unconsolidated Entities” for further discussion on the consolidation of land option contracts and unconsolidated entities.

(n) Other Interests in Consolidated Subsidiaries

The Company accounts for the other interests in consolidated subsidiaries in accordance with ASC Topic 480 Distinguishing Liabilities From Equity. Redeemable non-controlling interest is initially measured at the non-controlling interests’ proportionate share of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized at the time of investment outside of permanent equity of the Company’s consolidated balance sheet in accordance with ASC 480-10. Subsequently, the redeemable non-controlling interests are carried at the higher of (1) the initial carrying amount, increased or decreased for the non-controlling interests’ share of net income or loss; or (2) the expected redemption value. The change of the carrying

Brookfield Residential Properties Inc	37

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

amounts of the redeemable non-controlling interests is recognized as net income attributable to redeemable non-controlling interests in the consolidated statements of operations. Adjustments to reflect changes in the excess, if any, of the redeemable non-controlling interests’ redemption value over their ASC 810-10 measurement amount is recorded against permanent equity in retained earnings.

(o) Derivative Financial Instruments and Hedging Activities

The Company accounts for its derivative and hedging activities in accordance with ASC Topic 815 Derivatives and Hedging, which requires the Company to recognize all derivative instruments at their fair values as either assets or liabilities on its balance sheet. The accounting for changes in fair value (i.e. gains or losses) of a derivative instrument depends on whether the Company has designated it, and whether it qualifies, as part of a hedging relationship and on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that are attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings (i.e. in “interest expense” when the hedged transactions are interest cash flows associated with floating-rate debt). The remaining gain or loss on the derivative instrument in excess of the cumulative changes in the present value of future cash flows of the hedged item, if any, is recognized in the realized and unrealized gain / (loss) on derivatives in current earnings during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in realized and unrealized gain / (loss) on derivatives in the current earnings during the period of change. Income and/or expense from changes in fair value on interest rate swaps are recognized as an adjustment to other income. The exchanges of payments on interest rate swap contracts are recorded as an adjustment to interest expense.

For hedges of net investments in foreign operations, any foreign exchange gains or losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income. Gains and losses are recognized in profit on the ineffective portion of the hedge, or when there is a disposal or partial disposal of a foreign operation being hedged.

(p) Fair Value Instruments

The FASB’s authoritative guidance for fair value measurements establishes a three-level hierarchy based upon the inputs to the valuation model of an asset or liability. The fair value hierarchy and its application to the Company’s assets and liabilities is as follows:

•	Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

•

Level 2 – Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market.

•

Level 3 – Valuation is derived from model-based techniques in which at least one significant input is unobservable and based on management’s estimates about the assumptions that market participants would use to value the asset or liability.

When available, the Company uses quoted market prices in active markets to determine fair value. The Company considers the principal market and non-performance risks associated with its counterparties when determining the fair value measurements, if applicable. Fair value measurements are used for its interest rate and equity swaps, as well as for inventories when events and circumstances indicate that the carrying value may not be recoverable.

(q) Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”), which provides a consistent definition of fair value and ensures that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS. The guidance changes certain fair value measurement principles and expands the disclosure requirements particularly for Level 3 fair value measurements. The guidance became effective for the Company beginning January 1, 2012 and was applied prospectively. The adoption of this guidance, which relates primarily to disclosure, did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

38	Q3/2012 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

(r) Reclassification

Certain prior period amounts in the condensed consolidated statement of operations have been reclassified to conform with the September 30, 2012 presentation. Specifically, interest expense was previously shown within other income and is now shown as a separate line item.

Note 2. Land and Housing Inventory

Land and housing inventory includes land under development and land held for development, which will be used in the Company’s homebuilding operations or sold as building lots to other homebuilders, homes completed or under construction and lots ready for construction and model homes. The following summarizes the components of land and housing inventory:

	September 30	December 31
	2012	2011
Land held for development	$1,464,148	$1,350,562
Land under development	569,764	598,295
Housing inventory	263,735	138,034
Model homes	30,172	26,354

	$2,327,819	$2,113,245

The Company capitalizes interest which is expensed as housing units and building lots are sold. For the three and nine months ended September 30, 2012, interest incurred and capitalized by the Company was $9.4 million and $26.3 million, respectively (2011 – $8.1 million and $28.5 million, respectively). Capitalized interest expensed as direct cost of sales for the same periods was $10.1 million and $28.0 million, respectively (2011 – $18.7 million and $50.1 million, respectively).

In the ordinary course of business, the Company has entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. As such, the Company has advanced deposits to secure these rights. The Company is required by ASC Topic 810 Consolidation to qualitatively assess whether it is the primary beneficiary of these options based on whether it has the power over the significant activities of the VIE and an obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. The Company has evaluated its option contracts in accordance with this guidance and determined that, for those entities considered to be VIEs, it is the primary beneficiary of options with an aggregate exercise price of $30.4 million (December 31, 2011 – $24.1 million), which are required to be consolidated. In these cases, the only asset recorded is the Company’s exercise price for the option to purchase, with an increase in accounts payable and other liabilities of $30.4 million (December 31, 2011 – $24.1 million) for the assumed third-party investment in the VIE. Where the land sellers are not required to provide the Company financial information related to the VIE, certain assumptions by the Company are required in its assessment as to whether or not it is the primary beneficiary.

Land and housing inventory includes non-refundable deposits and other entitlement costs totalling $62.3 million (December 31, 2011 – $57.6 million) in connection with options that are not required to be consolidated in terms of the guidance incorporated in ASC Topic 810. The total remaining exercise price of these options is $148.2 million (December 31, 2011 – $143.6 million), including the non-refundable deposits and other entitlement costs identified above. The number of lots in which the Company has obtained an option to purchase, excluding those already consolidated and those held through unconsolidated entities, and their respective dates of expiry and aggregate exercise prices follow:

Year of Expiry	Number of Lots	Total Exercise Price
2012	200	$1,542
2013	100	792
2014	1,167	21,395
2015	770	18,800
Thereafter	3,779	105,681

	6,016	$148,210

The Company holds agreements for a further 4,878 acres (December 31, 2011 – 4,878 acres) of longer-term land, with non-refundable deposits and other entitlement costs of $5.6 million (December 31, 2011 – $6.2 million), which is included in land and housing inventory that may provide additional lots upon obtaining entitlements with an aggregate exercise price of $58.9 million (December 31, 2011 – $59.0 million). However, given that the Company is in the initial stage of land entitlement, the Company has concluded at this time that the level of uncertainty in entitling these properties does not warrant including them in the above totals.

Brookfield Residential Properties Inc	39

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Note 3. Investments in Unconsolidated Entities

As part of its operations, the Company participates in joint ventures to explore opportunities while minimizing risk. As of September 30, 2012, the Company was involved with 14 unconsolidated entities (December 31, 2011 – 14 unconsolidated entities) in which it has less than a controlling interest. Investments in unconsolidated entities includes $33.7 million (December 31, 2011 – $28.3 million) of the Company’s share of non-refundable deposits and other entitlement costs in connection with 1,842 lots (December 31, 2011 – 1,842 lots) under option. The Company’s share of the total exercise price of these options is $84.3 million (December 31, 2011 – $95.3 million). Summarized condensed financial information on a 100% basis for the combined unconsolidated entities follows:

	September 30	December 31
	2012	2011
Assets
Land and housing	$321,946	$341,246
Other assets	36,783	8,707

	$358,729	$349,953

Liability and Equity
Project-specific financings	$48,779	$48,352
Accounts payable and other liabilities	8,889	20,554
Equity
Brookfield Residential’s interest	155,544	143,821
Others’ interest	145,517	137,226

	$358,729	$349,953

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011
Revenue and Expenses
Revenue	$20,434	$11,391	$46,633	$29,905
Direct cost of sales	(18,579)	(9,934)	(41,550)	(27,356)
Other (expense) / income	(1,099)	(1,636)	2,494	5,288

Net income / (loss)	$756	$(179)	$7,577	$7,837

Brookfield Residential’s share of net income / (loss)	$623	$(13)	$3,499	$3,928

In reporting the Company’s share of net income, all intercompany profits or losses from unconsolidated entities are eliminated on lots purchased by the Company from unconsolidated entities.

Unconsolidated entities in which the Company has a non-controlling interest are accounted for using the equity method. In addition, the Company has performed an evaluation of its existing unconsolidated entity relationships by applying the provisions of ASC Topic 810.

The Company and/or its unconsolidated entity partners have provided varying levels of guarantees of debt of its unconsolidated entities. At September 30, 2012, the Company had completion guarantees of $2.6 million (December 31, 2011 – $1.3 million), recourse guarantees of $0.7 million (December 31, 2011 – $2.8 million) and limited maintenance guarantees of $11.3 million (December 31, 2011 – $11.7 million) with respect to debt of its unconsolidated entities.

Note 4. Receivables and Other Assets

The components of receivables and other assets included in the Company’s consolidated balance sheets are summarized as follows:

	September 30	December 31
	2012	2011
Receivables	$265,455	$279,083
Other assets	41,040	31,360

	$306,495	$310,443

40	Q3/2012 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

The components of receivables included in the Company’s consolidated balance sheets are summarized as follows:

	September 30	December 31
	2012	2011
Real estate receivables (a)	$156,763	$167,376
Development recovery receivables (b)	80,380	82,620
Sundry receivables (c)	20,629	17,613
Proceeds and escrow receivables (d)	5,162	9,491
Refundable deposits	2,157	1,810
Taxes receivable	364	173

	$265,455	$279,083

(a)	Real estate receivables include vendor take back (“VTB”) mortgages receivable. The VTB collection terms range from six months to three years and bear variable interest from Canadian prime plus 1% to prime plus 3% or a fixed interest rate of 6%, whichever is greater (December 31, 2011 – Canadian prime to prime plus 3% and a fixed interest rate of 6%).
(b)	The Company has entered into development and cost sharing arrangements for the recovery of development expenditures with certain metropolitan districts and developers whereby the Company has undertaken to put in place the infrastructures for certain communities. These receivables will be collected over the development life of the community and bear interest rates ranging from U.S. prime plus 1% to a fixed rate of 6% (December 31, 2011 – U.S. prime plus 1% to a fixed rate of 6%).
(c)	Sundry receivables are comprised of development cost recoveries, lot interest receivables, goods and services tax receivable and miscellaneous amounts.
(d)	Proceeds and escrow receivables relate to receivables held in trust due to timing of lots closed and housing sales at the period end date. The collections of these receivables typically occur shortly after the period end once the funds are released by the trust or escrow company.

As at September 30, 2012 and December 31, 2011, allowances for doubtful accounts were $nil.

The components of other assets included in the Company’s consolidated balance sheets are summarized as follows:

	September 30	December 31
	2012	2011
Non-refundable earnest funds and investigation fees (a)	$19,879	$15,499
Capital assets (b)	11,323	12,312
Prepaid expenses	2,980	1,592
Swap contracts (Note 16)	5,916	1,088
Other	942	869

	$41,040	$31,360

(a)	Non-refundable earnest funds and investigation fees relate to non-refundable deposits and due-diligence costs on potential acquisitions and options that are incurred prior to taking title of a property.
(b)	Capital assets are recorded at cost less accumulated depreciation. The Company provides for depreciation using the straight line method. Leasehold improvements are depreciated over the term of the lease and equipment is depreciated over three to five years. Included in capital assets is accumulated depreciation of $10.9 million (December 31, 2011 – $10.8 million).

Note 5. Restricted Cash

At September 30, 2012, the Company had restricted cash of $8.5 million (December 31, 2011 – $9.1 million) relating to cash collateralization of development letters of credit.

Brookfield Residential Properties Inc	41

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Note 6. Project-Specific and Other Financings

Project-specific and other financings consist of the following:

	September 30	December 31
	2012	2011
Project-specific financings (a)	$356,864	$249,185
Bank indebtedness (b)	333,516	350,502
Due to affiliates (c)	282,000	226,000

	$972,380	$825,687

(a)	Project-Specific Financings

Project-specific financings of $356.9 million (December 31, 2011 – $249.2 million) provided by a variety of lenders are revolving, bear interest at floating and fixed interest rates at a weighted average rate of 3.99% as at September 30, 2012 (December 31, 2011 – 3.99%) and are secured by the Company’s land and housing inventory. The weighted average rate was calculated as of the end of each period, based upon the amount of debt balances outstanding and the related interest rates applicable on that date. Project-specific financings mature as follows: 2012 – $75.8 million; 2013 – $209.2 million; 2014 – $49.9 million; 2015 – $1.5 million and 2016 and onwards – $20.5 million. Project-specific financings consist of the following:

	September 30	December 31
	2012	2011
Secured facilities (i)	$258,318	$200,645
Secured VTB mortgages (ii)	98,546	48,540

	$356,864	$249,185

(i)	$226.2 million (December 31, 2011 – $174.1 million) of the Company’s project-specific financings have variable interest rates ranging from prime to LIBOR plus 3.50% and fixed rates ranging from 1.50% to 6.00%. These facilities require Brookfield Homes Holdings LLC, an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $325.0 million, a net indebtedness to capitalization ratio of no greater than 65.00% and a net indebtedness to tangible net worth of no greater than 2.50 to 1.

$17.2 million (December 31, 2011 – $18.8 million) of the Company’s project-specific financings are secured by the land and water rights to which the borrowings relate and have floating interest rates ranging from the lower of prime less 0.50% to prime plus 1.00% with some facilities having a floor of 5.00% to 5.25% and some facilities having fixed interest rates ranging from 5.50% to 6.00%. These credit facilities require Brookfield Residential (US) LLC, an indirect wholly-owned subsidiary of the Company, to maintain a minimum net worth of $80.0 million and a debt to net tangible worth ratio of not greater than 1.25 to 1.

$10.0 million (December 31, 2011 – $7.7 million) of the Company’s project-specific financings have floating interest rates ranging from the lower of LIBOR plus 3.00% and a floor of 3.30% and are secured by land and water rights to which the borrowings relate. These credit facilities require Brookfield Residential (US) LLC, an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $200.0 million and a net indebtedness to capitalization ratio of no greater than 65%.

Project-specific financings totalling $4.9 million (December 31, 2011 – $nil) have a floating interest rate of prime plus 0.75% and are secured by the land assets to which the borrowings relate. This debt is repayable in Canadian dollars of C$4.9 million (December 31, 2011—$nil). These facilities require Brookfield Residential (Alberta) LP, a wholly-owned subsidiary of the Company, to maintain a minimum tangible net worth of $325.3 million and a debt to equity ratio of no greater than 1.75 to 1.

(ii)	$98.5 million (December 31, 2011 – $48.5 million) of the Company’s project-specific financings consist of 22 secured VTB mortgages (December 31, 2011 – 14 secured VTB mortgages).

20 secured VTB mortgages (December 31, 2011 – 11 secured VTB mortgages) in the amount of $94.1 million (December 31, 2011 – $42.2 million) relate to raw land held for development by Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited. This debt is repayable in Canadian dollars of C$92.6 million (December 31, 2011 – C$43.1 million). The interest rate on this debt ranges from prime plus 1.00% to prime plus 3.00% to fixed rates ranging from 3.00% to 6.00% and the debt is secured by the related lands. As at September 30, 2012, these borrowings have not been subject to financial covenants.

42	Q3/2012 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Two secured VTB mortgages (December 31, 2011 – two secured VTB mortgages) in the amount of $4.4 million (December 31, 2011 – $4.8 million) relate to raw land held for development by Brookfield Homes Holdings LLC. The interest rate on this debt is fixed at 5.00% and 10.00% and the debt is secured by the related lands. As at September 30, 2012, these borrowings are not subject to any financial covenants.

As at December 31, 2011, one secured VTB mortgage in the amount of $1.5 million relating to raw land held for development by Brookfield Residential (US) LLC was outstanding. The interest rate on this debt was fixed at 6.00% and the debt was secured by the related lands. As at September 30, 2012, these borrowings have been repaid in full.

As at September 30, 2012, the Company was in compliance with all financial covenants related to project-specific financings.

(b)	Bank Indebtedness

The Company has four secured credit facilities (December 31, 2011 – four secured credit facilities) with various Canadian banks totalling $324.5 million (December 31, 2011 – $341.5 million) and one unsecured credit facility with a U.S. bank totalling $9.0 million (December 31, 2011 – $9.0 million). Bank indebtedness consists of the following:

	September 30	December 31
	2012	2011
Secured credit facilities (i)	$324,516	$341,502
Unsecured credit facility (ii)	9,000	9,000

	$333,516	$350,502

(i)	The secured facilities are repayable in Canadian dollars in the amount of C$319.2 million (US$324.5 million) at September 30, 2012 (December 31, 2011 – C$348.9 million (US$341.5 million)). These facilities allow the Company to borrow up to approximately C$545.1 million (US$554.2 million) as at September 30, 2012 (December 31, 2011 – C$533.5 million (US$522.1 million)). The credit facilities bear interest between Canadian prime plus 0.50% to 0.75% for any amounts drawn and are repayable on demand with a term out period ranging from 120 to 364 days. The secured facilities are secured by fixed and floating charges over the land and housing inventory assets of the Canadian operations, a general charge over all assets relating to Canadian operations and a general charge over all of Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited.

The Brookfield Residential (Alberta) LP facilities include a minimum net worth requirement of C$320 million (US$325.3 million) and a debt to equity covenant of no greater than 1.75 to 1 for its limited partnership. The Brookfield Homes (Ontario) Limited facility includes two covenants: a debt to tangible net worth ratio not greater than 2.0 to 1 and a minimum net worth requirement of C$100.0 million (US$101.67 million).

(ii)	The unsecured credit facility is repayable in U.S. dollars in the amount of $9.0 million at September 30, 2012 (December 31, 2011 – $9.0 million). The facility permits the Company to borrow up to $10.0 million as at September 30, 2012 and bears an interest rate of LIBOR plus 3.0%. The facility requires Brookfield Homes Holdings LLC, an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $300.0 million, and a net indebtedness to tangible net worth of no greater than 2.5 to 1.

As at September 30, 2012, the Company was in compliance with all financial covenants related to bank indebtedness.

(c)	Due to Affiliates

At September 30, 2012, amounts due to affiliates totalled $282.0 million (December 31, 2011 – $226.0 million) on an unsecured revolving operating facility with a subsidiary of the Company’s largest shareholder, Brookfield Asset Management Inc.

The revolving operating facility is in a principal amount, not to exceed $300.0 million. This facility matures December 2015, bears interest at LIBOR plus 4.5% and could be fully drawn upon without violation of any covenants. During the three and nine months ended September 30, 2012, interest of $3.3 million and $9.6 million, respectively, (2011 – $3.9 million and $11.3 million, respectively) was incurred related to this facility.

These facilities require Brookfield Residential US Corp, an indirect wholly owned subsidiary of the Company, to maintain a minimum total equity of $300.0 million and a consolidated net debt to book capitalization ratio of no greater than 65%. As of September 30, 2012, the Company was in compliance with all financial covenants relating to amounts due to affiliates.

Brookfield Residential Properties Inc	43

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Note 7. Notes Payable

Notes payable consists of the following:

	September 30	December 31
	2012	2011
Senior note payable (a)	$269,426	$259,355
Junior note payable (b)	218,590	210,421

	$488,016	$469,776

On March 31, 2011, in connection with the Transactions, the Company entered into two unsecured promissory notes payable to Brookfield Office Properties, a C$265.0 million (US$273.0 million) senior note and a C$215.0 million (US$221.5 million) junior subordinated note.

(a)	The senior note had a fixed rate of interest of 6.50% and a term to December 31, 2015 with principal payments of C$50.0 million due on each of the last business days of 2012, 2013 and 2014, respectively, and the balance of C$115.0 million to be paid on December 31, 2015. On November 2, 2011, Brookfield Office Properties and the Company agreed to amend the terms of the C$265.0 million of senior note transaction debt such that the scheduled principal payments of C$50.0 million during each of the next three years will be due along with the final payment of C$115.0 million on December 31, 2015. These extended payments will bear interest from the date of the amendment at a fixed rate of 7.50%.
(b)	The C$215.0 million junior subordinated note bears a fixed rate of interest of 8.50% and is payable in full on December 31, 2020.

The covenants with respect to both of these notes payable are that the Company maintains total equity of $750.0 million and a consolidated net debt to book capitalization ratio of no greater than 65%. As of September 30, 2012, the Company was in compliance with both covenants relating to notes payable.

Note 8. Accounts Payable and Other Liabilities

The components of accounts payable and other liabilities included in the Company’s consolidated balance sheets are summarized as follows:

	September 30	December 31
	2012	2011
Trade payables and other accruals	$67,804	$64,681
Development costs payable (a)	50,200	49,357
Consolidated land option contracts (b)	30,362	24,098
Customer deposits	29,227	16,350
Current income taxes payable (Note 9)	17,212	21,179
Accrued and deferred compensation	16,042	25,117
Swap contracts (Note 16)	14,879	15,603
Share-based compensation (Note 12 (b))	13,264	5,619
Loans from other interests in consolidated subsidiaries (c)	12,267	14,255
Warranty costs (Note 14 (b))	11,671	11,161

	$262,928	$247,420

(a)	Development costs payable relate to provisions accrued for costs yet to be incurred within a subdivision where sales have taken place. The provision is based on the sold lots pro rata share of costs to be incurred for specified areas within each subdivision phase.
(b)	Consolidated land option contracts are the total future purchase price of land options contracts required to be consolidated under ASC Topic 810 Consolidation, with a corresponding amount recorded in land and housing inventory. See Note 2 “Land and Housing Inventory.”
(c)	Loans from other interests in consolidated subsidiaries relate to monies held on deposit from certain non-controlling members.

44	Q3/2012 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Note 9. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The differences that give rise to the net deferred tax liabilities / (assets) are as follows:

	September 30 2012	December 31 2011
Net deferred tax liabilities / (assets)
Differences relating to land and housing inventory	$19,587	$22,123
Compensation deductible for tax purposes when paid	(2,536)	(1,868)
Differences related to derivative instruments	(5,654)	(4,780)
Operating loss carry-forwards	(93,211)	(79,714)
Other	632	(268)

Net deferred tax assets before valuation allowance	(81,182)	(64,507)
Cumulative valuation allowance	104,094	92,280

Net deferred tax liabilities	$22,912	$27,773

As at March 31, 2011, in connection with the Transactions, the Company had significant deferred tax asset attributes generated primarily from U.S. operating loss carryforwards from prior periods. In accordance with ASC Topic 740, the Company recorded a valuation allowance based on its determination that it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized.

The provision for income taxes for the three and nine months ended September 30, 2012 and 2011, respectively, is set forth below:

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011
Current
Canada	$(10,087)	$(1,985)	$(31,254)	$(17,546)
U.S.	—	—	—	—
International	(25)	(48)	(116)	(48)

Total current tax expense	$(10,112)	$(2,033)	$(31,370)	$(17,594)

Deferred
Canada	(715)	(8,272)	4,443	(12,783)
U.S.	—	2	—	(70,997)
International	—	—	—	—

Total deferred tax recovery / (expense)	(715)	(8,270)	4,443	(83,780)

Total income tax expense	$(10,827)	$(10,303)	$(26,927)	$(101,374)

A reconciliation of the Company’s effective tax rate from the Canadian federal statutory tax rate for the three and nine months ended September 30, 2012 and 2011 is as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011
Statutory rate	25.0%	26.5%	25.0%	26.5%
Non-temporary differences	10.6	—	5.5	—
Rate difference from statutory rate	(8.8)	(16.3)	(10.0)	(3.3)
Return to provision	—	—	3.0	—
Change in tax rates on temporary differences	—	—	0.1	—
Change in valuation allowance	16.6	25.3	18.4	101.6
Other	(3.7)	—	0.1	—

Effective tax rate	39.7%	35.5%	42.1%	124.8%

Brookfield Residential Properties Inc	45

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

The Company currently operates in four different states in the U.S. and is therefore subject to various state tax jurisdictions. The Company estimates its tax liability based upon the individual taxing authorities’ regulations, estimates of income by taxing jurisdiction and the Company’s ability to utilize certain tax-saving strategies. The Company also operates in Alberta and Ontario, Canada, and is therefore subject to provincial tax jurisdictions as well as federal tax legislation. Based on the Company’s estimate of the allocation of income / (loss), as the case may be, among the various taxing jurisdictions and changes in tax regulations and their impact on the Company’s tax strategies, the estimated effective tax rate for the Company is 39.7% and 42.1% for the three and nine months ended September 30, 2012, respectively (2011 – 35.5% and 124.8%, respectively). The decrease in the effective rate for 2012 is due in large part to the change in valuation allowance taken on its U.S. deferred tax assets in 2011.

In accordance with the provisions of ASC Topic 740, the Company assesses, in each quarter and at each reporting period, its ability to realize its deferred tax assets. In determining the need for a valuation allowance, the Company considered the following significant factors: an assessment of recent years’ profitability and losses, the Company’s expectation of profits based on margins and volumes expected to be realized, the long period of 10 to 20 years or more in all significant operating jurisdictions before the expiry of net operating losses, noting further that a substantial portion of the deferred tax asset is composed of deductible temporary differences that are not subject to an expiry period until realized under tax law. The Company assesses the ability to realize its deferred tax assets by taxing jurisdiction and therefore includes both the Canadian jurisdiction as well as the U.S. jurisdiction. Canadian operations continue to be profitable in the Ontario and Alberta markets and, as such, it is more-likely-than-not that the deferred tax assets related to the Canadian companies can be realized.

The Company has significant deferred tax assets for its U.S. operations. These deferred assets were generated primarily by inventory impairments. The Company believes that there would not be sufficient taxable income generated in the immediate future to utilize the deferred tax assets and has therefore continued to recognize a need for a valuation allowance against its net deferred tax assets. Previously recognized valuation allowances are expected to be reversed against future tax provisions during any future period for which it reports accounting income before income taxes.

As at September 30, 2012, the Company had tax effected federal and state net operating loss carryforwards totalling $504.8 million. The Company is allowed to carryforward tax losses for up to 20 years and apply such tax losses to future taxable income to realized federal deferred tax assets. The Company’s operating loss carryforwards begin to expire in 2019. The Company will be able to reverse the previously recognized valuation allowances during any future period for which it reports book income before income taxes. The Company will continue to review its deferred tax assets in accordance with ASC Topic 740.

Note 10. Other Interests in Consolidated Subsidiaries and Non-Controlling Interest

Other interests in consolidated subsidiaries include ownership interests of certain business unit presidents of the Company totalling $31.0 million (December 31, 2011 – $32.4 million). In the event that a business unit president (“Minority Member”) of the Company is no longer employed by an affiliate of the Company, the Company has the right to purchase the Minority Member’s interest and the Minority Member has the right to require the Company to purchase their interest. Should such rights be exercised, the purchase price will be based on the then estimated value of the business unit’s net assets.

The following table reflects the change in the Company’s other interests in consolidated subsidiaries for the nine months ended September 30, 2012 and year ended December 31, 2011:

	September 30	December 31
	2012	2011
Other interests in consolidated subsidiaries, beginning of period	$32,434	$42,461
Net loss attributable to other interests in consolidated subsidiaries	(1,036)	(2,453)
Distributions from other interests in consolidated subsidiaries	(351)	(7,574)

Other interests in consolidated subsidiaries, end of period	$31,047	$32,434

Non-controlling interest includes third-party investments in consolidated entities of $11.5 million (December 31, 2011 – $6.4 million).

In accordance with ASC Topic 810, non-controlling interest has been classified as a component of total equity and the net income / (loss) on the condensed consolidated statement of operations has been adjusted to include the net loss attributable to non-controlling interest, which for the three and nine months ended September 30, 2012 was $0.4 million and $1.0 million, respectively (2011 – $0.5 million and $1.7million, respectively).

46	Q3/2012 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Note 11. Equity

(a) Preferred Shares

The Company has an unlimited number of Preferred Shares without par value that are authorized, of which 65,286 shares are issued and outstanding and designated as Brookfield Residential 8% convertible Preferred Shares, series A.

Preferred Shares issued and outstanding changed as follows during the nine months ended September 30, 2012 and the year ended December 31, 2011:

	September 30	December 31
	2012	2011
Preferred Shares outstanding, beginning of period	70,002	9,995,739
Conversion of Preferred Shares into Common Shares	(4,716)	(9,925,737)

Preferred Shares outstanding, end of period	65,286	70,002

The Brookfield Residential 8% convertible Preferred Shares are convertible at the option of the shareholder into Common Shares of the Company, at a conversion rate of 2.731787607 Common Shares per convertible Preferred Share, which is equivalent to a conversion price of $9.15 per share. Dividends on convertible Preferred Shares are fully cumulative, without interest, from the date of original issuance of the convertible Preferred Shares and are payable semi-annually in arrears. There were no Preferred Share dividends in arrears for the nine months ended September 30, 2012 (December 31, 2011 – $nil). The Preferred Shares are perpetual and do not have a maturity date; however, beginning September 30, 2014, if the 90-day volume weighted average market price of the Common Shares is greater than $18.30 per share, Brookfield Residential may, at its option, require all such Preferred Shares to be automatically converted into Common Shares.

As part of the Transactions, $38.8 million of Preferred Shares issued by the Brookfield Office Properties residential division were eliminated upon the completion of the merger.

(b) Common Shares

The authorized Common Share capital consists of an unlimited number of Common Shares. Common Shares issued changed as follows during the first nine months ended September 30, 2012 and the year ended December 31, 2011:

	September 30	December 31
	2012	2011
Common Shares issued, beginning of period	101,342,718	53,808,461
Conversion of Preferred Shares upon merger transaction	—	(12,650,341)
Issuance of Common Shares upon merger transaction	—	60,150,177
Issuance of Common Shares upon exercise of options	483,941	34,421
Conversion of Preferred Shares into Common Shares	12,881	—

Common Shares issued, end of period	101,839,540	101,342,718

Common Shares outstanding is determined as follows:

	September 30	December 31
	2012	2011
Common Shares issued	101,839,540	101,342,718
Repurchase of Common Shares for escrowed stock plan (Note 12 (a))	(2,000,000)	(2,000,000)

Common Shares outstanding	99,839,540	99,342,718

On March 31, 2011, Brookfield Residential consolidated its 53,808,461 Common Shares held by Brookfield Asset Management Inc. at the merger conversion ratio of 0.76490053 to 41,158,120 Common Shares.

In addition, 60,184,598 Common Shares were issued as part of the transactions. Brookfield Office Properties received 51,500,000 Common Shares of Brookfield Residential for its contribution of BPO Residential and 11,354,500 shares of Brookfield Homes common stock was converted at the merger exchange ratio of 0.76490053 to 8,684,598 Common Shares of Brookfield Residential. Included within the 11,354,500 of Brookfield Homes common stock were 45,000 Brookfield Homes options that were exercised in the first quarter of 2011 and which were converted to 34,421 Common Shares as part of the Transaction.

Brookfield Residential Properties Inc	47

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

(c) Treasury Stock

Prior to March 31, 2011, Brookfield Homes had a share repurchase program that allowed Brookfield Homes to repurchase in aggregate up to $144.0 million of the company’s outstanding common shares. At March 31, 2011, the treasury stock of Brookfield Homes of $110.7 million was cancelled as a result of the completion of the merger.

Note 12. Share-Based Compensation

(a) Option Plan and Escrowed Stock Plan

Options issued under the Company’s Management Share Option Plan vest over a period of up to five years, expire 10 years after the grant date, and are settled through issuance of Common Shares. The exercise price is the volume-weighted average trading price for Common Shares on the New York Stock Exchange for the five business days preceding the effective grant date.

As a result of the Transactions, the outstanding options of Brookfield Homes were exchanged for options under the Company’s option plan, exercisable upon the same terms and conditions as under the Brookfield Homes share plans. At March 31, 2011, the in-the-money Brookfield Homes options were converted at the merger exchange ratio of 0.76490053 Brookfield Residential options for each Brookfield Homes option. The out-of-the-money Brookfield Homes options were cancelled and replaced with new options of Brookfield Residential with an equivalent Black-Scholes value. All values and disclosures below relating to Brookfield Homes options have been converted at the above exchange ratio to disclose the Brookfield Residential equivalent.

Brookfield Residential grants options to purchase Common Shares at the exercise price of the options, determined in accordance with the option plan. The fair value of the Company’s stock option awards is estimated at the grant date using the Black-Scholes option-pricing model that uses the assumptions noted in the table below. The fair value of the Company’s stock option awards is expensed over the vesting period of the stock options. Expected volatility is based on historical volatility of Brookfield Residential’s Common Shares. The risk-free rate for periods within the contractual life of the option award is based on the yield curve of a zero-coupon U.S. Treasury bond with a maturity equal to the expected term of the option award granted. The Company uses historical data obtained from Brookfield Residential to estimate option exercises and forfeitures within its valuation model. The expected term of option awards granted for some participants is derived from historical exercise experience under the Company’s option plan and represents the period of time that option awards granted are expected to be outstanding.

During the three and nine months ended September 30, 2012, Brookfield Residential granted a total of nil and 1,110,000 new options (2011 – nil and 1,618,380) to eligible employees that are subject to graded vesting. The significant weighted average assumptions relating to the valuation of the Company’s options and escrowed stock granted during the nine months ended September 30, 2012 and 2011 are as follows:

	September 30
	2012	2011
Dividend yield	—	—
Volatility rate	38.49%	75.00%
Risk-free interest rate	1.41%	2.83%
Expected option life (years)	7.5	7.5

The total compensation cost recognized in selling, general and administrative expense relating to the Company’s options during the three and nine months ended September 30, 2012 was an expense of $1.8 million and $5.5 million, respectively (2011 – $2.0 million and $4.0 million, respectively). The following tables set out the number of Common Shares that employees of the Company may acquire under options granted under the Company’s option plan and escrowed stock plan for the nine months ended September 30, 2012 and 2011:

48	Q3/2012 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

	September 30, 2012		September 30, 2011
	Total Shares	Total Weighted Average Per Share Exercise Price	Total Shares	Total Weighted Average Per Share Exercise Price
Outstanding, beginning of period	4,673,426	$9.07	2,017,043	$12.92
Granted	1,110,000	10.37	1,618,380	12.19
Exercised	(483,941)	3.46	(34,421)	3.09
Cancelled	—	—	(427,576)	41.52

Outstanding, end of period	5,299,485	$9.85	3,173,426	$8.80

Options exercisable, end of period	934,316	$9.31	172,868	$4.72

At September 30, 2012, the aggregate intrinsic value of options currently exercisable is $4.7 million (September 30, 2011 – $0.4 million) and the aggregate intrinsic value of options outstanding is $23.6 million (September 30, 2011 – $2.2 million).

A summary of the status of the Company’s unvested options and escrowed stock included in equity as of September 30, 2012 and 2011 and changes during the nine months ended September 30, 2012 and 2011 are as follows:

	September 30, 2012		September 30, 2011
	Shares	Weighted Average Fair Value Per Share	Shares	Weighted Average Fair Value Per Share
Unvested options outstanding, beginning of period	4,455,582	$4.77	1,629,238	$3.26
Granted	1,110,000	4.50	1,618,380	8.90
Vested	(1,200,413)	3.97	(178,222)	2.66
Cancelled	—	—	(68,838)	0.53

Unvested options outstanding, end of period	4,365,169	$4.93	3,000,558	$6.44

At September 30, 2012, there was $13.5 million (September 30, 2011 – $13.7 million) of unrecognized expense related to unvested options, which is expected to be recognized over the remaining weighted average period of 3.7 years (September 30, 2011 – 4.3 years).

The Company’s Board of Directors approved an escrowed stock plan on September 16, 2011, which allows a certain executive to increase their ownership of Brookfield Residential’s Common Shares. Under the escrowed plan, a private company was capitalized with Common Shares (the “escrowed shares”) and preferred shares were issued to Brookfield Residential for cash proceeds. On September 23, 2011, the initial proceeds were used to purchase two million Common Shares of the Company from Brookfield Asset Management Inc. with 75% of the escrowed shares granted to the executive. Awards under the escrowed stock plan will not vest until five years after the date of grant and will ultimately be received in the form of Common Shares. The escrowed shares vest on and must be held until the fifth anniversary of the grant date. At a date at least five years from and no more than ten years from the grant date, all escrowed shares held will be acquired by the Company in exchange for issuance of Common Shares from treasury of the Company, where the value of the Common Shares being issued is equal to the value of the escrowed shares being acquired. The value of the escrowed shares will be equal to the value of the Common Shares held by the private company less the net liabilities and preferred share obligations of the private company. The private company will then be immediately wound up or merged into the Company and the Common Shares held by the private company will be cancelled, resulting in a reduction in the total number of Common Shares issued.

(b) Deferred Share Unit Plan

Brookfield Residential has a Deferred Share Unit Plan (“DSUP”) under which certain of its executive officers and directors can, at their option, receive all or a portion of their annual bonus awards or retainers, respectively, in the form of deferred share units. The Company can also make additional grants of units to its executives and directors pursuant to the DSUP. In addition, the Company has a Senior Operating Management Deferred Share Unit Plan (“MDSUP”), under which certain senior operating management employees receive a portion of their annual compensation in the form of deferred share units. At March 31, 2011, as a result of the Transactions, any outstanding deferred share units that were previously issued under Brookfield Homes’ DSUP and MDSUP were exchanged for deferred share units of Brookfield Residential deferred share units at the merger exchange ratio of 0.76490053. All values and disclosures below relating to previous Brookfield Homes’ DSUPs and MDSUPs have been converted at the above exchange ratio to disclose the Brookfield Residential equivalent.

Brookfield Residential Properties Inc	49

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

The following table sets out changes in and the number of deferred share units that executives, directors and senior operating management employees may redeem under the Brookfield Residential’s DSUP and MDSUP for the nine months ended September 30, 2012 and for the year ended December 31, 2011:

	September 30	December 31
	2012	2011
Outstanding, beginning of period	1,871,100	723,747
Granted	78,348	1,327,781
Redeemed	—	(180,428)

Outstanding, end of period	1,949,448	1,871,100

Deferred share units vested	825,141	520,574

Of the 1,949,448 (December 31, 2011 – 1,871,100) units outstanding under the DSUP, 1,124,307 (December 31, 2011 – 1,350,526) units vest over the next five years. As of September 30, 2012, 26,020 units (December 31, 2011 – 26,020 units) are outstanding under the MDSUP.

The liability of $13.2 million (December 31, 2011 – $5.6 million) relating to the DSUP and MDSUP is included in accounts payable and other liabilities. The financial statement impact relating to the DSUP and MDSUP for the three and nine months ended September 30, 2012 was an expense of $3.8 million and $7.7 million, respectively (2011 – recovery of $1.4 million and an expense of $1.0 million, respectively), which has been included in selling, general and administrative expense.

Note 13. Earnings Per Share

Basic and diluted earnings / (loss) per share for the three and nine months ended September 30, 2012 and 2011 were calculated as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011
Numerator:
Net income / (loss) attributable to Brookfield Residential	$14,874	$19,201	$37,263	$(18,515)
Less: Preferred Share dividends	(69)	—	(69)	(109)

Net income / (loss) attributable to common shareholders	$14,805	$19,201	$37,194	$(18,624)

Denominator (in 000s of shares):
Basic weighted average shares outstanding	99,819	99,343	99,746	100,255
Net effect of convertible Preferred Shares	338	—	338	—
Net effect of share options assumed to be exercised	178	67	178	—

Diluted weighted average shares outstanding	100,335	99,410	100,262	100,255

Basic earnings / (loss) per share	$0.15	$0.19	$0.37	$(0.19)

Diluted earnings / (loss) per share	$0.15	$0.19	$0.37	$(0.19)

As the Transactions were deemed to take place between entities under common control and have been accounted for as continuity of interest, the three and nine months ended September 30, 2011 use the basic and diluted average shares outstanding of the combined entities.

Note 14. Commitments, Contingent Liabilities and Other

(a) The Company is party to a lawsuit that has been filed in Delaware Chancery Court, alleging breach of fiduciary duties and invalid merger and conversion relating to the Transactions. At a hearing held on September 6, 2012, the Court dismissed the claims in their entirety as against a subsidiary of the Company and the invalid merger and conversion claim as against the Company. Accordingly, the case has been significantly narrowed and only the fairness claim remains as against the Company. Management intends to vigorously defend this claim and believes that it is without merit and that this action will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company. An estimate of the possible loss or range of loss cannot be made at this time.

50	Q3/2012 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

(b) When selling a home, the Company’s subsidiaries provide customers with a limited warranty. The Company estimates the costs that may be incurred under each limited warranty and records a liability in the amount of such costs at the time the revenue associated with the sale of each home is recognized. In addition, the Company has insurance in place where its subsidiaries are subject to the respective warranty statutes in the state or province where the Company conducts business, which range up to ten years for latent construction defects. Factors that affect the Company’s warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The following table reflects the changes in the Company’s estimated warranty liability for the nine months ended September 30, 2012 and 2011:

	Nine Months Ended September 30
	2012	2011
Balance, beginning of period	$11,161	$12,214
Payments and other adjustments made during the period	(2,387)	(1,620)
Warranties issued during the period	3,016	396
Adjustments made for pre-existing warranties	(119)	(585)

Balance, end of period	$11,671	$10,405

The Company has committed to future minimum payments for lease and other obligations as follows:

Year of Expiry
Remainder of 2012	$1,735
2013	5,084
2014	4,773
2015	3,832
2016	3,491
Thereafter	9,827

$28,742

(c) As at September 30, 2012, $19.9 million (December 31, 2011—$15.5 million) of the amount held in other assets related to land purchase obligations. The total amount owing on these obligations is $56.9 million (December 31, 2011—$69.7 million).

Note 15. Guarantees

(a) The Company has provided financial guarantees for municipal bonds which, as at September 30, 2012, amounted to $18.2 million (December 31, 2011 – $18.1 million), which have not been recognized in the consolidated financial statements. These guarantees arose from the issuance of tax-exempt municipal bonds for infrastructure construction in the Company’s U.S. operations. The terms of the guarantees span the life of the projects, which range from three to ten years. The values of the guarantees are reduced as completion milestones are achieved on the projects and are terminated on or before community build out. Payment of the guarantees is triggered in the event that the debt payments to the bondholders are not fulfilled. The Company has not been required to make any payments under these guarantees.

(b) In the ordinary course of business, the Company has provided construction guarantees in the form of letters of credit and performance bonds. As at September 30, 2012, these guarantees amounted to $262.7 million (December 31, 2011 – $238.3 million) and have not been recognized in the consolidated financial statements. However, the proportionate development costs that relate to lots that have been sold are accrued in Accounts Payable and Other Liabilities. Such guarantees are required by the municipalities in which the Company operates before construction permission is granted.

The scope of these guarantees covers specific construction obligations of individual projects as they are developed, and the term of these guarantees span the life of the projects, which range from three to ten years. The values of the guarantees are reduced as completion milestones are achieved on the projects.

These guarantees are terminated only when the municipality has issued conditions to release a Final Acceptance Certificate or similar document to the Company, which verifies that the Company has fulfilled all its contractual obligations. Payments of the guarantees are triggered in the event expired letters of credit or performance bonds are not renewed and the contractual obligations have not been fulfilled. The Company has not been required to make any payments under these construction guarantees.

Brookfield Residential Properties Inc	51

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

Note 16. Fair Value Measurements

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the Company looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates and price and rate volatilities as applicable.

The fair value measurements for land and housing inventory were determined by comparing the carrying amount of an asset to its expected future cash flows. To arrive at the estimated fair value of land and housing inventory deemed to be impaired during the period ended September 30, 2012, the Company estimated the cash flow for the life of each project. Specifically, project by project, the Company evaluated the margins on homes that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales over the life of the projects, as well as estimated margins with respect to future land sales. The Company evaluated and continues to evaluate projects where inventory is turning over more slowly than expected or whose average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, with cost estimates and sales rates for short-term projects consistent with recent sales activity. For longer-term projects, planned sales rates for 2012 and 2013 generally assume recent sales activity and normalized sales rates beyond 2013. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs.

There are several factors that could lead to changes in the estimate of future cash flows for a given project. The most significant of these include the sales pricing levels actually realized by the project, the sales rate, and the costs incurred to construct the homes. The sales pricing levels are often inter-related with sales rates for a project, as a price reduction usually results in an increase in the sales rate. Further, pricing is heavily influenced by the competitive pressures facing a given community from both new homes and existing homes, including foreclosures.

The Company has reviewed all of its projects for impairment in accordance with the provisions of ASC Topic 360 Property, Plant and Equipment and ASC Topic 820 Fair Value Measurements and Disclosures. For the three and nine months ended September 30, 2012 and 2011, no impairment charges were recognized.

Hedging Activities

The Company uses derivative and non-derivative financial instruments to manage or maintain exposures to interest, currency, credit and other market risks. For certain derivatives which are used to manage exposures, the Company determines whether hedge accounting can be applied. To qualify for hedge accounting, the derivative must be highly effective in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.

Net Investment Hedges

The Company uses foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations. For the three and nine months ended September 30, 2012, unrealized pre-tax losses of $15.9 million and $18.2 million, respectively (2011 – pre-tax gains of $41.1 million and $37.4 million, respectively), were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations.

Fair Value Hierarchy

Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities. The fair value hierarchy requires a company to prioritize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value. The hierarchy is summarized as follows:

•	Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

•

Level 2 – Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market. Fair valued assets and liabilities that are included in this category are primarily interest rate swap contracts.

52	Q3/2012 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

•

Level 3 – Valuation is derived from model-based techniques in which at least one significant input is unobservable and based on management’s estimates about the assumptions that market participants would use to value the asset or liability. Fair valued assets and liabilities that are included in this category are primarily equity swap contracts.

Assets and liabilities measured at fair value on a recurring basis include $5.9 million (December 31, 2011 — $1.1 million) of financial assets and $14.9 million (December 31, 2011 — $15.6 million) of financial liabilities which are measured at fair value using valuation inputs based on management’s best estimates. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input to the valuations as described above:

	September 30, 2012			December 31, 2011
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Receivables and other assets (a)	$—	$—	$5,916	$—	$—	$1,088
Restricted cash	8,511	—	—	9,128	—	—
Cash and cash equivalents	10,373	—	—	2,162	—	—

	$18,884	$—	$5,916	$11,290	$—	$1,088

Financial liabilities
Project-specific and other financings	$—	$—	$—	$—	$—	$—
Notes payable	—	—	—	—	—	—
Accounts payable and other liabilities (b)	—	14,879	—	—	15,603	—

	$—	$14,879	$—	$—	$15,603	$—

(a)	The fair value measurement for the equity swap contract is determined using the intrinsic valuation technique. Unobservable inputs used in the calculation are the notional amount ($6.42), share price ($13.98) and the number of underlying shares (782,483).
(b)	The fair value measurements for the interest rate swap contracts are determined based on notional amounts, terms to maturity, and the LIBOR rates. The LIBOR rates vary depending on the term to maturity and the conditions set out in the underlying swap agreements.

The following is a reconciliation of Level 3 (equity swaps) fair value measurements for the nine months ended September 30, 2012 and the year ended December 31, 2011:

	September 30	December 31
	2012	2011
Balance, beginning of period	$1,088	$2,238
Total gains / (losses) for the period:
Included in earnings (or changes in net assets)	4,828	(3,477)
Purchase issues, sales, and settlements:
Purchases	—	—
Issues	—	—
Sales	—	—
Settlements	—	2,327

Balance, end of period	$5,916	$1,088

Note 17. Managing Risks

The Company is exposed to the following risks as a result of holding financial instruments: (a) market risk (i.e., interest rate risk, currency risk and other price risk that impact the fair values of financial instruments); (b) credit risk; and (c) liquidity risk. The following is a description of these risks and how they are managed:

Brookfield Residential Properties Inc	53

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

(a)	Market Risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the Company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates, such as changes in equity prices, commodity prices or credit spreads.

The Company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates, by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and holding financial contracts such as interest rate derivatives to minimize residual exposures.

Financial instruments held by the Company that are subject to market risk include other financial assets, borrowings, and derivative instruments such as interest rate and equity swap contracts.

Interest Rate Risk

The Company is exposed to financial risk that arises from fluctuations in interest rates. The interest-bearing assets and liabilities of the Company are mainly at floating rates and, accordingly, their fair values approximate their carrying value. The Company would be negatively impacted on balance, if interest rates were to increase. From time to time, the Company enters into interest rate swap contracts. As at September 30, 2012, the Company had four interest rate swap contracts outstanding totalling $100.0 million at an average rate of 4.87% per annum. The contracts expire between 2012 and 2017. At September 30, 2012, the fair market value of the contracts was a liability of $14.9 million (December 31, 2011 – liability of $15.6 million) and was included in accounts payable and other liabilities. Expense of $0.6 million and $1.7 million was recognized during the three and nine months ended September 30, 2012, respectively (2011 – expense of $4.2 million and $6.5 million, respectively), and was included in other income. All interest rate swaps are recorded at fair market value and fluctuations in fair market value are presented in the statements of operations as hedge accounting has not been applied.

The fair value of debt with fixed interest rates is determined by discounting contractual principal and interest payments at estimated current market interest rates determined with reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk. As at September 30, 2012, the fair value of debt exceeded its book value of all outstanding debt by $55.9 million (December 31, 2011 – fair value of debt exceeded book value by $55.9 million). The lands to which these borrowings relate generally secure these principal amounts.

Currency Exchange Rate Risk

Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar.

The Company holds financial instruments in currencies other than U.S. dollars, which is the Company’s functional currency. Changes in the translated value of the financial instruments are recorded in other comprehensive income. The impact of a 1% increase in the U.S. dollar against these currencies would have resulted in a $2.1 million (December 31, 2011 – $0.7 million) increase in the value of these positions on a combined basis. The impact on cash flows from financial instruments would be insignificant. The Company holds financial instruments to hedge the net investment in foreign operations whose functional and reporting currencies are other than the U.S. dollar. A 1% increase in the U.S. dollar would increase the value of these hedging instruments by $nil as at September 30, 2012 (December 31, 2011 – $nil).

Other Price Risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.

Financial instruments held by the Company that are exposed to equity price risk include equity derivatives. A 5% decrease in the market price of equity derivatives held by the Company would have decreased net income by $0.5 million (December 31, 2011 – $0.3 million). The Company’s liability in respect of equity compensation arrangements is subject to variability based on changes in the Company’s underlying Common Share price. To hedge against future deferred share unit payments, in September 2011, the Company entered into a total return swap transaction at an average cost of $6.42 per share on 782,483 shares, maturing in September 2016. At September 30, 2012, the fair market value of the total return swap was an asset of $5.9 million and was included in accounts receivable and other assets (December 31, 2011 – asset of $1.1 million). Income of $2.4 million and $4.8 million were recognized related to the total return swap during the three and nine months ended September 30, 2012, respectively (2011 – $2.5 million and $4.4 million), and were included in selling, general and administrative expense. Also included in selling, general and administrative expense for the three and nine months ended

54	Q3/2012 Interim Report

September 30, 2012 was expense of $5.6 million and $13.1 million, respectively (2011 – expense of $0.5 million and income of $5.3 million, respectively), relating to the Company’s share-based compensation plans. The total return swap is recorded at fair market value and is recorded through the statements of operations because hedge accounting has not been applied. See Note 16 for additional disclosure.

(b)	Credit Risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The Company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts and receivables.

The Company assesses the credit worthiness of each counterparty before entering into contracts and ensures that counterparties meet minimum credit quality requirements. The credit risk of derivative financial instruments is generally limited to the positive fair value of the instruments, which, in general, tends to be a relatively small proportion of the notional value. Substantially all of the Company’s derivative financial instruments involve either counterparties that are banks or other financial institutions in North America that have embedded credit risk mitigation features. The Company does not expect to incur credit losses in respect of any of these counterparties. The maximum exposure in respect of receivables is equal to the carrying value.

(c)	Liquidity Risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.

To ensure the Company is able to react to contingencies and investment opportunities quickly, the Company maintains sources of liquidity at the corporate and subsidiary level. The primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

The Company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. The Company believes these risks are mitigated through the use of long-term debt secured by high quality assets, maintaining debt levels that are in management’s opinion relatively conservative, and by diversifying maturities over an extended period of time. The Company also seeks to include in its agreements terms that protect the Company from liquidity issues of counterparties that might otherwise impact the Company’s liquidity.

Note 18. Segmented Information

As determined under in ASC Topic 280 Segment Reporting, the Company has the following segments: Canada, California and Central and Eastern U.S.

The Company is a land developer and residential homebuilder. The Company is organized and manages its business based on the geographical areas in which it operates. Each of the Company’s segments specialize in lot entitlement and development and the construction of single family and multi-family homes. The Company evaluates performance and allocates capital based primarily on return on assets together with a number of other risk factors. Earnings performance is measured using segment operating income. The accounting policies of the segments are the same as those referred to in Note 1, “Significant Accounting Policies.”

The following tables summarize select information on the Company’s consolidated statements of operations and consolidated balance sheets by reportable segments:

	Three Months Ended September 30, 2012
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Revenues	$175,762	$29,893	$39,256	$—	$244,911
Direct cost of sales	(114,726)	(26,709)	(34,480)	—	(175,915)

	61,036	3,184	4,776	—	68,996
Expenses	(14,092)	(6,946)	(6,272)	(16,388)	(43,698)

Income / (loss) before income taxes	$46,944	$(3,762)	$(1,496)	$(16,388)	$25,298

Brookfield Residential Properties Inc.	55

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

	Three Months Ended September 30, 2011
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Revenues	$185,674	$27,909	$14,329	$—	$227,912
Direct cost of sales	(117,928)	(25,914)	(13,996)	—	(157,838)

	67,746	1,995	333	—	70,074
Expenses	(10,487)	(4,518)	(4,921)	(21,107)	(41,033)

Income / (loss) before income taxes	$57,259	$(2,523)	$(4,588)	$(21,107)	$29,041

	Nine Months Ended September 30, 2012
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Revenues	$455,950	$84,783	$84,588	$—	$625,321
Direct cost of sales	(294,614)	(73,039)	(76,692)	—	(444,345)

	161,336	11,744	7,896	—	180,976
Expenses	(35,794)	(15,815)	(17,288)	(48,565)	(117,462)

Income / (loss) before income taxes	$125,542	$(4,071)	$(9,392)	$(48,565)	$63,514

Total assets	$1,296,852	$771,671	$718,867	$21,352	$2,808,742

	Nine Months Ended September 30, 2011
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Revenues	$477,345	$124,760	$41,479	$—	$643,584
Direct cost of sales	(304,508)	(119,540)	(39,353)	—	(463,401)

	172,837	5,220	2,126	—	180,183
Expenses	(35,642)	(11,598)	(15,493)	(36,267)	(99,000)

Income / (loss) before income taxes	$137,195	$(6,378)	$(13,367)	$(36,267)	$81,183

Total assets as at December 31, 2011	$1,171,625	$692,017	$712,436	$2,721	$2,578,799

The following tables set forth information on unconsolidated entities by the Company’s reportable segments:

	Three Months Ended September 30		Nine Months Ended September 30
Equity in Earnings / (Loss) from Unconsolidated Entities	2012	2011	2012	2011
Canada	$—	$—	$—	$—
California	858	252	4,285	4,300
Central and Eastern U.S.	(235)	(265)	(786)	(372)

Subtotal	623	(13)	3,499	3,928

Corporate and other	—	—	—	—

Total	$623	$(13)	$3,499	$3,928

56	Q3/2012 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(all dollar amounts are in thousands of U.S. dollars)

	September 30 2012	December 31 2011
Investments in Unconsolidated Entities
Canada	$13,024	$12,537
California	94,540	84,181
Central and Eastern U.S.	47,980	47,103

Subtotal	155,544	143,821

Corporate and other	—	—

Total	$155,544	$143,821

Note 19. Related Party Transactions

There are agreements among the Company’s affiliates to which the Company is a party or subject to, including a name license, an unsecured revolving credit facility, and two notes payable. Related parties include the directors, executive officers, director nominees or greater than 5% shareholders, and their respective immediate family members. The Company’s significant related party transactions as of September 30, 2012 were as follows:

•

Notes payable of $488.0 million (December 31, 2011 – $469.8 million) are due to Brookfield Office Properties, an affiliate of the Company. The notes consist of a C$265.0 million senior unsecured promissory note and a C$215.0 million junior unsecured promissory note. For the three and nine months ended September 30, 2012, interest of $9.3 million and $27.4 million, respectively (2011 – $9.1 million and $18.3 million, respectively), was incurred relating to these facilities.

•

An unsecured revolving operating facility with a principal amount outstanding of $282.0 million (December 31, 2011 – $226.0 million) with a subsidiary of Brookfield Asset Management Inc. For the three and nine months ended September 30, 2012, interest of $3.3 million and $9.6 million, respectively (2011 – $3.9 million and $11.3 million, respectively), was incurred relating to this facility.

•

During the three and nine months ended September 30, 2012, the Company paid $5.0 million and $34.8 million (2011 – $nil) to Brookfield Asset Management Inc. for Canadian tax credits. The transactions were recorded at the exchange amount.

Brookfield Residential Properties Inc	57

CORPORATE INFORMATION

CORPORATE PROFILE

Brookfield Residential Properties Inc. is a North American land developer and homebuilder, active primarily in ten markets with over 100,000 lots controlled. We entitle and develop land and build homes for our own communities, as well as sell lots to third-party builders. The Company is listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BRP”. For more information, please visit our website at www.brookfieldrp.com. Brookfield Residential’s public filings under applicable Canadian securities law are available on SEDAR at www.sedar.com and under applicable U.S. federal securities laws are available on EDGAR at www.sec.gov.

BROOKFIELD RESIDENTIAL PROPERTIES INC.

4906 Richard Road S.W.

Calgary, Alberta T3E 6L1

Tel: 403.231.8900

Fax: 403.231.8960

Email: info@brookfieldrp.com

Website: www.brookfieldrp.com

SHAREHOLDER INQUIRIES

Brookfield Residential welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Nicole French, Manager, Investor Relations and Communications, at (403) 231-8952 or via e-mail at nicole.french@brookfieldrp.com. Inquiries regarding financial results should be directed to Craig Laurie, Executive Vice President and Chief Financial Officer, at (212) 417-7040 or via e-mail at craig.laurie@brookfieldrp.com.

Shareholder questions relating to dividends, address changes and share certificates should be directed to the Company’s Transfer Agent:

CIBC MELLON TRUST COMPANY

By mail: Tel: Fax: E-mail: Website:	P.O. Box 7010 Adelaide Street Postal Station Toronto, Ontario, M5C 2W9 (800) 387-0825; (416) 643-5500 (416) 643-5501 inquiries@cibcmellon.com www.cibcmellon.com	By courier:	199 Bay Street Commerce Court West Securities Level Toronto, Ontario, M5L 1G9 Attention: Courier Window

COMMUNICATIONS

We strive to keep our shareholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.

Brookfield Residential maintains a website, www.brookfieldrp.com, which provides access to our published reports, press releases, statutory filings, supplementary information and share and dividend information as well as summary information on the Company.

We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and shareholders to ensure that accurate information is available to investors, and conducts quarterly conference calls and webcasts to discuss the Company’s financial results. We strive to disseminate material information about the Company’s activities to the media in a timely, factual and accurate manner.

Brookfield Residential Properties Inc.	58